Exhibit 99.1

| 1 Financial Management Review 2Q25 | July 2025 Quarterly & YTD Report

Table of Contents 6 About Banco de Chile I. Our History Financial Snapshot on Banco de Chile 8 Corporate Governance II. Equity Composition and Ownership Structure Board of Directors, Committees and Managerial Structure 11 Business Strategy III. Corporate Statements and Commitments Stakeholders Engagement Competitive Landscape, Business Trends and Regulation Strategy of Banco de Chile At a Glance Business Segments Description Snapshot on Strategic Advances 23 Economic and Business Environment IV. Economic Outlook Banking Industry Performance and Projections Competitive Position 28 Management Discussion & Analysis V. Income Statement Analysis Business Segments Performance Balance Sheet Analysis 52 Risk & Capital Management VI. Risk Management Approach Funding Concentration and Liquidity Market Risk Operational Risk Capital Adequacy and Credit Ratings | 2

About this Report Basis for Presentation This financial report, which accompanies our quarterly financial statements, has been prepared as requested by the Chilean Financial Market Commission (CMF) in the Compendium of Accounting Standards for Banks while being elaborated in accordance with the IFRS Practice Statement 1 – Management Commentary as issued by the International Accounting Standards Board (IASB) . Figures included in this report “ Financial Management Review ” , for purposes of analysis, are based on both the financial statements and management information systems of Banco de Chile . Forward - Looking Information The information contained herein incorporates by reference statements which constitute “ forward - looking statements ” that include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance . Such statements include any forecasts, projections and descriptions of anticipated cost savings or oth er synergies . You should be aware that any such forward - looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward - looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control . The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements . Factors that could cause actual results to differ materially and adversely include, but are not limited to : ⭬ changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America; ⭬ changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies; ⭬ unexpected developments in certain existing litigation; ⭬ increased costs; ⭬ unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; ⭬ natural disasters or pandemics; ⭬ the effect of tax laws or other kind of regulation on our business; ⭬ other risk factors as reported in our form 20F filed with the U.S. SEC. Undue reliance should not be placed on such statements, which speak only as of the date that they were made . Our independent public accountants have not examined or compiled the forward - looking statements and, accordingly, do not provide any assurance with respect to such statements . These cautionary statements should be considered in connection with any written or oral forward - looking statements that we may issue in the future . We do not undertake any obligation to release publicly any revisions to such forward - looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events . | 3 Contacts Daniel Galarce Head of Financial Control & Capital Management Financial Control & Capital Area | Banco de Chile dgalarce@bancochile.cl Pablo Mejia Head of Investor Relations Investor Relations | Banco de Chile pmejiar@bancochile.cl

| 4 Independent Accountant’s Review Report Shareholders and Directors of Banco de Chile: We have reviewed the presentation of the accompanying "Management Commentary” financial report " for the six - month period ended June 30 , 2025 of Banco Chile, taken as a whole . In conjunction with such review, we have conducted an interim review, in accordance with Generally Accepted Auditing Standards in Chile applicable to reviews of interim financial information, of the interim consolidated financial statements of Banco de Chile as of June 30 , 2025 and for the six - month and three - month periods then ended and the related notes to the interim financial statements . We expressed an unmodified opinion on the consolidated interim financial statements in our interim review report dated July 30 , 2025 . Management’s Responsibility Management is responsible for the preparation and presentation of the “Management Commentary” of Banco de Chile in accordance with the standards and instructions issued by the Financial Market Commission (CMF), established in Chapter C - 2 of the Compendium of Accounting Standards for Banks . Accountant’s Responsibility Our review was conducted in accordance with the Attestation Standard Section AT 395 " Management Commentary " established by Colegio de Contadores de Chile A . G . A review consists, mainly, of applying analytical procedures, making inquiries of those individuals responsible for financial and accounting matters . This review is significantly less in scope than that of an examination, the objective of which would be to express an opinion on the "Management Commentary" . Accordingly, no such opinion is expressed . "Management Commentary" include such non - financial information as operational and commercial information, sustainability ratios, macroeconomic forecasts, management and other information . Although such information may provide other additional elements for the analysis of the financial position and results of operations of Banco de Chile, our review does not extend to such information .

| 5 The preparation and presentation of “Management Commentary” of Banco de Chile as of June 30 , 2025 requires that the Management of Banco de Chile interpret certain criteria, determines the appropriateness of the information to be included, and make estimates and assumptions that affect the information presented . The “Management Commentary” of Banco de Chile as of June 30 , 2025 includes current and forward - looking information that estimates the future impact of transactions and events that have occurred or are expected to occur, estimates expected future sources of liquidity and financial resources, and estimates operating and macroeconomic trends and commitments and uncertainties . Future results may differ significantly from the current assessment of this information presented by the Management of Banco de Chile because events and circumstances frequently do not occur as expected . Our review has considered such information only to the extent that it has been used for the preparation and presentation of the financial information contained in the "Management Commentary " financial report and not for the purpose of expressing a conclusion on such information . Conclusion Based on our review, we are not aware of any significant modifications that should be made to the presentation of Management Commentary of Banco de Chile for such presentation to : (i) be in accordance with the elements required by the standards and instructions issued by the Financial Market Commission (CMF) ; (ii) the historical financial amounts included in the presentation have been properly derived from the interim consolidated financial statements of Banco de Chile as of June 30 , 2025 , and ; (iii) the information, determinations, estimates and underlying assumptions of Banco de Chile are consistent with the bases used for the preparation of the financial information contained in such presentation . Ernesto Guzmán V. KPMG Ltda. Santiago, July 30, 2025.

About Banco de Chile Our History Banco de Chile dates back to 1893 when the financial institution was formed following the merger of the Valparaíso, Agrícola and Nacional de Chile banks . We have played an important role in the economic history of Chile . Since the beginning, we have been a fundamental pillar for the development of the country and a financial and business reference, maintaining a leading position in the Chilean banking industry . Before the creation of the Central Bank in 1926 and prior to the enactment of the General Banking Act, we were the main stabilization agent of the Chilean banking system . Throughout our history we have developed a well - recognized brand name in Chile and expanded our operations in foreign markets, where we developed an extensive network of correspondent banks . In 1987 and 1988 , we established four subsidiaries to provide a full range of specialized financial products and services as permitted by the General Banking Act . In 1999 , we widened our sco pe of specialized financial services by creating our insurance brokerage and factoring subsidiaries . During the early 2000 s, the Chilean banking industry witnessed intense merger and acquisition activity . In 2002 , we merged wi th Banco de A . Edwards, which allowed us to expand our business to new customer segments . In 2008 , we merged our operations with Citibank Chile . As a result of these consolidations, we currently operate using the names of “Banco de Chile” (which operates throughout Chile) and “Banco Edwards - Citi” (which is primarily oriented to higher income segments) . Likewise, most of our subsidiaries operate under the brand name “Banchile” . Our legal name is Banco de Chile and we are organized as a banking corporation under the laws of Chile and were licensed by t he CMF to operate as a commercial bank on September 17 , 1996 . Our main executive offices are located at Paseo Ahumada 251 , Santiago, Chile, our telephone number is + 56 (2) 2637 - 1111 and our website is www . bancochile . cl . We are a full - service financial institution that provides, directly and indirectly through our subsidiaries, a wide variety of lending and non - lending products and services to all segments of the Chilean financial market, providing our customers with power ful, differentiated and comprehensive value offerings . In addition to our traditional banking operations, our subsidiaries and aff iliates permit us to offer a variety of non - banking but specialized financial services including securities brokerage, mutual funds management, investment banking, insurance brokerage and acquiring and processing services for credit/debit cards . We are present in all Chilean regions through our nationwide branch network and we have one of the best digital and mobile ba nking platforms in Chile, which allow us to meet the needs of more than 2 million customers in timely and safe manner . From the international perspective, our alliance with Citigroup provides our customers with access to a wide network of products and services abroad . We have outstanding competitive strengths, such as excellent brand recognition, a comprehensive remote and non - remote distribution network, a distinctive and large customer base, a competitive funding structure, a solid equity base and a high credit quality loan portfolio . This is reflected in outstanding credit risk ratings by international agencies, which position us as one of the most solid private banks in Latin America . | 6

About Banco de Chile

Financial Snapshot

2Q25 and 2025 YTD

(In Millions of Ch$)



Net Income


2Q25
304,867
2Q24
323,600
Annual Var.
(5.8)%


Jun-25
633,811
Jun-24
621,255
Annual Var.
+2.0%

Operating Revenues


2Q25
762,564
2Q24
770,941
Annual Var.
(1.1)%


Jun-25
1,541,780
Jun-24
1,551,287
Annual Var.
(0.6)%

Expected Credit Losses


2Q25
96,316
2Q24
94,936
Annual Var.
+1.5%


Jun-25
186,520
Jun-24
208,104
Annual Var.
(10.4)%

Operating Expenses


2Q25
280,934
2Q24
272,803
Annual Var.
+3.0%


Jun-25
561,972
Jun-24
556,647
Annual Var.
+1.0%

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Corporate Governance Equity Composition and Ownership Structure Equity and Shares Our equity is composed of 101 , 017 , 081 , 114 fully paid - in shares of common stock, without nominal (par) value . These shares are traded on the Santiago and Electronic Stock Exchanges in Chile under the ticker symbol “CHILE” . Also, since January 2 , 2002 Banco de Chile’s shares are traded on the New York Stock Exchange under the American Depositary Receipts (ADR) program in the form of American Depositary Shares (ADS) under the ticker symbol “BCH” . Each of our ADS represents 200 shares of common stock without par value . JPMorgan Chase Bank is the depositary of our ADS . Ownership Structure Our main shareholder is the LQIF group, which directly and indirectly owns 51 . 15 % of our shares . LQIF is a joint a venture that is equally owned by Quiñenco S . A . ( 50% ) and Citigroup Inc . ( 50 % each other) . A strategic partnership agreement between Quiñenco and Citigroup gives control to Quiñenco over LQIF and the companies directly and indirectly controlled by LQIF . As of July 31, 2025 | 8

Corporate Governance Board of Directors, Committees and Managerial Structure Board of Directors Our Board of Directors (Board) is the main corporate governance body and its most important duties include establishing strategic guidelines ; approving policies, procedures and mechanisms designed to meet the objectives of the corporate governance system ; and appointing a Chief Executive Officer . The Board is composed of eleven directors and two alternate directors, in accordance with our bylaws . The board is voted every three years . In March 2023 , the most recent election date, our shareholders elected new directors, of which eleven were proposed by LQIF (nine directors and two alternate directors) and other two members were proposed by shareholders other than LQIF, including an independent director . Currently, our Board is composed of three women and ten men . Our Board meets twice a month, except in February, when it meets once . Extraordinary sessions may be convened by the Chairman or by request of one or more regular directors . Board Committees Our Board delegates certain functions and activities to our committees to control, evaluate and report to the board of directors regarding specific matters which may affect our businesses. | 9

Corporate Governance Managerial Structure We organize our operations through a comprehensive organizational structure that is composed of business, control and support divisions . Furthermore, our subsidiaries also have independent management principles and structures that allow them to satisfy the challenges faced in the industries in which they participate . As of July 31, 2025 | 10

Business Strategy Corporate Statements and Commitments Mission Purpose We are a leading, globally - connected financial corporation with a prestigious business tradition. We provide financial services of excellence to each customer segment, offering creative, agile and effective solutions and thus ensuring value creation for our shareholders, our employees and the community at large. To contribute to the development of the country, people and companies. Corporate Values Vision In everything we do, we constantly strive to be the best bank for our customers, the best place to work, and the best investment for our shareholders. We do so in a way that demonstrates our commitment to the people in our organization and the community in general. | 11

Business Strategy Commitments Our Customers We pursue to be the bank with the best service quality, offering innovative, simple and secure products and services designed to meet the needs and aspirations of each segment, with timely, agile and proactive service in order to build trusted and long - term relationships . To achieve this we strive to continuously develop always - available service channels that allow fluid and timely communication, while counting on employees devoted to customer service that also have digital knowledge . Our Staff We are certain that our team is a distinctive asset and a solid competitive advantage in the industry . This is based on their commitment, dedication and excellence . For this reason, we offer development and growth opportunities based on merit, providing competitive compensation and economic and welfare benefits . At the same time, we seek to promote a respectful, friendly and collaborative work environment in a place that has suitable technological tools and infrastructure . We build a homogeneous and distinctive culture, based on corporate commitments and values through the involvement in social activities, in order to become a Corporation distinguished as the best place to work and the best team in Chilean banking industry . Our Shareholders We honor our shareholders' confidence by maximizing the company's value, with responsibility, prudence and a long - term business vision . We deploy our business strategy based on appropriate risk management and a culture of operational excellence that allows us to project the sustainable leadership of the corporation . Our Community We are convinced that our success is linked to the sustainable development of our country and the community . That is why in our daily actions we reflect our commitment to community by supporting diverse initiatives to overcome adversity, through the development of internal policies and being present in emblematic solidarity crusades . We are committed to respecting diversity and inclusion, entrepreneurship, environmental care and equality and governance dimensions . | 12

Business Strategy

Stakeholder Engagement

Banco de Chile keeps several communication channels open with our stakeholders in order to gather information to answer questions and manage concerns regarding different issues. We also actively participate in social media and count on specific channels dedicated to managing inquiries and requirements.



	Stakeholders	Engagement Objectives	Mechanisms and/or Channels of Communication	Frequency
Customers	They are the reason for our existence and the center of all our decisions.	• Offer excellent service characterized by integrity, personalization, agility and proactivity in order to build long-term, trust-based relationships. • Use permanently available service channels to keep customers informed in a timely and appropriate manner. • Provide differentiated financial solutions featuring quality, innovative products and services for each customer segment.	• www.bancochile.cl • Branches and ATMs • Telephone banking service 600 637 37 37 • Mobile applications • Newsletter: Sustainability mass email • https://cl.linkedin.com/company/banco-de-chile • Twitter and Instagram:@bancodechile | @bancoedwards |@ayudaBancoChile • Facebook: bancodechile | bancoedwards	Ongoing Monthly Ongoing
Shareholders	They share our purpose, trust in our project, and contribute financial resources for our operation.	• Be the best investment option, maintaining a leading position by value of shares traded. • Promote operational efficiency and productivity in order to encourage prudent risk management based on integrity and transparency.	• Shareholders' meeting • Annual Report & Form 20-F • Financial reporting • Investor Relations: ir@bancochile.cl • Webcasts • Website	Annual Quarterly Monthly Ongoing
Employees	They represent a distinctive asset for us, whose commitment, dedication, and excellence allow us to honor our purpose every day.	• Offer merit-based development opportunities with competitive compensation and economic benefits. • Promote a respectful, polite work environment in a location equipped with the appropriate technology and infrastructure.	• Intranet / Emails / SOY_DELCHILE Teams Group • Competency Assessment • Counseling Program (Programa Orienta) • My Health Program (Programa Mi Salud) • "Más Conectados" Platform • Quality of Life Program / Active Chile Program • Point Bank / Team meetings • Contact: comitedeetica@bancochile.cl apoyolaboral@bancochile.cl centroatencionpersonas@bancochile.cl	Ongoing
Community	We are convinced that our success is linked to the sustainable development of the country and the community.	• Promote financial education. • Strengthen and enhance inclusion and respect for diversity for a more equitable society with greater opportunities. • Manage the business in an environmentally respectful manner. • Address press requirements. • Support SMEs and entrepreneurs in developing their businesses.	• Contact: sostenibilidad@bancochile.cl • www.bancochile.cl • prensa@bancochile.cl • www.bancochile.cl/saladeprensa • https://cl.linkedin.com/company/banco-de-chile • Twitter and Instagram:@bancodechile | @bancoedwards @ayudaBancoChile • Facebook: bancodechile | bancoedwards • Tik Tok: @fanaticosdelchile	Ongoing
Suppliers	They enable us to carry out our operations and are part of our value chain.	• Build long-term collaborative supplier relationships based on transparency, competition, efficiency, respect and objectivity. • Streamline and increase the effectiveness of processes for supplying goods and services. • Ensure that services are hired, and goods are acquired under market conditions.	• proveedores2@bancochile.cl • denunciasley20393@bancochile.cl • ARIBA platform.	Ongoing

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Business Strategy Competitive Landscape, Business Trends and Regulation Chilean Financial Industry The financial system in Chile consists of various industries, including Banking, Pension Funds, Insurance and Mutual Funds, with the Banking sector being the most relevant, with total loans representing approximately 78 % of the Chilean GDP as of December 31 , 2024 . The Chilean banking industry, in turn, consists of 17 banks, 16 of which are private sector banks and one is an state - owned bank, namely, Banco Estado . Within the banking industry, we face significant and increasing competition in all market segments in which we operate . As a comprehensive commercial bank that offers a wide range of services to enterprises and individual customers, we deal with a variety of competitors, ranging from large private sector commercial banks to more specialized entities, such as “niche” banks . In addition, we face competition from other types of players, such as non - bank leasing, crowdfunding, factoring and automotive finance companies, fund managers and insurance companies within the savings product market, as well as insurance companies in the mortgage credit market . The Chilean banking industry has experienced increased levels of competition in recent years from domestic as well as foreign banks . It is worth mentioning that the progressive increase in competition has occurred in combination with the consolidation of the industry through diverse mergers and acquisitions, which have resulted in more comprehensive banking players that participate in all market segments . In this context, in recent years other non - traditional providers of financial services have emerged, such as e - commerce, local and foreign fintech companies, Telecom companies, like internet and mobile phone providers, and more recently some marketplaces that offer financing, directly to their customers or providers, which has resulted in the disintermediation of traditional banking service providers that have become increasingly challenged . In the retail market, we compete with other private sector Chilean banks, as well as with Banco del Estado . Among private sector banks, we believe our strongest competitors in this market are Banco Santander — Chile, Scotiabank Chile and BCI, which have developed diversified business strategies focused on both small and medium sized companies and middle - income segments of the Chilean population . In the wholesale market, our strongest competitors are Banco Santander - Chile, BCI, Itaú and Scotiabank Chile . Likewise, our most relevant competitors in the high - income segment are Banco Santander Chile and Banco Bice, which use specialized business models that provide wealth management services and traditional banking services, just like us . Additionally, our subsidiaries compete with companies that offer non - banking specialized financial services in the higher - income individuals segment and the middle market and corporate segment such as Larrain Vial, BTG Pactual, Moneda Patria Investments and Credicorp Capital, whose core businesses are stock brokerage, financial advisory and wealth management services . Other Chilean commercial entities also compete in these markets of specialized financial services, but they are less focused on such businesses . Key Trends in the Banking Business Banco de Chile’s strategy is continuously adapting to the evolution of the business environment . Below are the main elements and trends that currently characterize the business backdrop : Global Environment: Normalization of both inflation and interest rates. Climate change. Armed conflicts and geopolitical reordering. Lower profitability in the banking business. | 14

Business Strategy Local Environment: | 15 Economic slowdown and subdued private investment. Increased criminality. Political, legal, and institutional uncertainty. Political fragmentation. Strengthening of consumer rights (data security). Banking Industry: New technological capabilities (AI, Cloud, Cyber). Regulatory pressure and increasing capital requirements. Widened competitive perimeter (Open Banking, Fintechs). Sustainability and climate change. Business model modernization, talent management, and IT strategies to adapt to the new environment . More demanding customers. Optimization of the physical service network and consolidation of digital channels as the main way for interaction with customers . Cost base optimization to mitigate increased competition and regulatory requirements . Regulatory Environment Financial Market Commission (CMF): The CMF is responsible for regulating, supervising and sanctioning the operations, stability and development of the Chilean financial market (made up of listed companies, banks and financial institutions, insurance companies, insurance brokers, mutual funds and investment funds), promoting the participation of market agents and ensuring public confidence . To achieve this objective, the CMF must have a global and systemic vision, which allows the interests of investors and insured agents to be safeguarded . Regarding the specific powers of the CMF related to banking regulation, this entity authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial institutions . Furthermore, in cases of noncompliance with its legal and regulatory requirements, the CMF has the ability to impose sanctions . In extreme cases, it can appoint, with the prior approval of the board of directors of the Central Bank, a provisional administrator to manage banks . It also has the mandate to approve any amendment to banks’ bylaws . A bank’s financial statements as of December 31 of each year must be audited and submitted to the CMF together with the opinion of its independent auditors . Also, banks are required by the CMF to include in mid - year financial statements (as of June 30 of every fiscal year) an auditor’s limited review statement in accordance with Chilean GAAP . In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the CMF by means of specialized reports associated with business - related risk, capital, products, debtors, transactions, distribution channels, among others . The Central Bank : The Central Bank is an autonomous legal entity created under the framework of the Chilean Constitution . It is subject to its Ley Orgánica Constitucional (the “Organic Constitutional Law”) and the current Chilean Constitution . The Central Bank is directed and administered by a board of directors composed of five members appointed by the President of Chile, subject to Senate approval . The legal purpose of the Central Bank is to maintain the stability of the Chilean peso, that is, to keep inflation low and stable over time . It must also promote the stability and efficiency of the financial system, ensuring the normal functioning of internal and external payments . The agency regulates the amount of money and credit in circulation, executes international exchange operations and issues monetary, credit, financial and international exchange regulations . Securities and Exchange Commission (SEC) : Since Banco de Chile has been listed on the New York Stock Exchange since January 1 st , 2002 , we are subject to regulation and supervision of the Securities and Exchange Commission . We are required to file with SEC the form 20 F, including audited financial statements, as of December of each year in accordance with IFRS as issued by the International Accounting Standards Board .

Business Strategy Strategy of Banco de Chile At a Glance Competitive Strengths and Resources Financial Sustained leadership in profitability Robust capital base and demand deposits Strong credit and ESG risk ratings Human and Cultural Talent attraction and development capacity A collaborative work culture Risk management leadership Organizational Brand value Strong corporate governance Leader in digital banking Global presence through the strategic alliance with Citigroup Social Outstanding corporate reputation Broad customer base Strong supplier relationship Continued relationship with investors Recognized promoter of inclusion and entrepreneurship Strategic Pillars Sustainability and Commitment to Chile “An esteemed bank with a solid reputation” “A bank that supports entrepreneurship” Efficiency and Productivity “Quick, timely, secure and digital” Customer at the Center of our Decisions “Best Bank for our Customers” Mid - term Objectives Corporate Reputation (2) Top 3 Return on Average Capital and Reserves (1) Top 1 Efficiency Ratio ≤ 42% Business (1) Commercial Loans Consumer Loans Demand Deposits Top 1 Net Promoter Score ≥ 73% (1) Among relevant peers. Demand deposits denominated in local currency. Excluding operations of subsidiaries abroad for market share. (2) Based on Merco Ranking. | 16

Business Strategy Business Segments Description In line with our strategic pillar “Customer at the Center of our Decisions”, we pursue to offer the best value proposition in the banking industry by delivering excellent service quality, along with timely and effective solutions. Given the wide diversity of clients, ranging from individuals to private banking customers and from micro - entrepreneurs to corporations, we organize our operations and value propositions into four business segments : As of July 31, 2025 | 17

Business Strategy Retail Banking Segment This business unit provides universal financial solutions to students, employed workers, self – employed workers, retired people, individuals with medium to high incomes, as well as to and micro, small and medium - sized companies with annual sales of up to UF 70 , 000 . The value propositions are characterized by their differentiation, recognizing customers  preferences in their way of interacting with the bank, whether on - site or remotely, according to their needs for the simplest to the most sophisticated products and services . The financial products and services offered by this segment include current accounts, debit cards, credit cards, lines of credit, mortgage loans, consumer loans, commercial loans, general purpose mortgage loans, finance leases, factoring services, mutual fund management and stock brokerage, foreign trade, payments and collections, insurance brokerage including life and general insurance, time deposits, savings instruments and foreign currency services, through a network of branches operating under the names of “Banco de Chile” and “Banco Edwards Citi ” . Wholesale Banking Segment The Wholesale Banking unit provides products and services to companies with annual sales that exceed UF 70 , 000 , which include a large proportion of Chilean listed and unlisted companies, subsidiaries of multinational companies and conglomerates operating in Chile, in the financial, commercial, manufacturing, industrial, infrastructure, real estate and construction sectors, as well as projects, concessions, family offices and large companies . This unit provides a wide range of products that include short and long - term commercial loans, working capital loans, lines of credit, corporate credit cards, foreign trade and foreign currency brokerage, factoring services, leases and long - term syndicated loans . Investment banking services are provided by the subsidiary Banchile Asesoría Financiera S . A . , such as transaction structuring services for mergers and acquisitions and assistance with debt restructuring . It provides cash management services, which include paying payroll, suppliers, pensions and dividends, collection services, connections to international funds transfer networks, checking accounts and deposits, fund management, treasury and investment management, derivative contracts, insurance brokerage, and other tailored services . | 18

Business Strategy



Treasury Segment

Our Treasury segment manages a wide range of financial services available to our customers, including currency intermediation, forward contracts, interest rate swaps, transactions under repurchase agreements and investment products based on bonds and deposits.

Our Treasury manages currency, interest rate and term mismatches, ensures that our liquidity is sufficient, manages the investment portfolio and brokers fixed-income, foreign exchange and derivative instruments. It also manages mismatches with the aim of securing a suitable financing structure and diversifying its sources of finance.

The Treasury segment is also responsible for: (i) the issuance of short- and long-term senior bonds, as well as long-term subordinated bonds, in Chile or abroad, (ii) monitoring compliance with regulatory deposit limits, technical reserves and maturity and rate matches/mismatches, (iii) monitoring our adherence to the security margins defined by regulatory limits, and risk limits for interest rate, currency and investment gaps. This segment continually monitors the Bank's cost of funding by benchmarking with the rest of the local financial system and financing alternatives in Chile or abroad.

Subsidiaries

We have made several strategic long-term investments in financial services companies that are engaged in activities that complement our commercial banking activities. In making these investments our goal has been to develop a comprehensive financial group capable of meeting the diverse financial needs of our current and potential customers by offering traditional banking products and specialized financial services through our different subsidiaries.

Our subsidiaries operate under Banchile brand name. Through them we offer the following financial services to Banco de Chile's customers and non-customers:

- Securities Brokerage and FX trading
- Mutual Funds and Investment Funds Management
- Insurance Brokerage
- Financial Advisory and Investment Banking
- Acquiring and Processing Services for credit/debit cards

We expect our acquiring services subsidiary to commence operations in the fourth quarter of 2025 under the brand name "Banchile Pagos".

On April 10, 2025, our Board of Directors resolved to merge our collection services subsidiary (Socofin S.A.) into the Bank by acquiring all the shares of the former held by Banchile Asesoría Financiera S.A. On June 17, 2025 the internalization of Socofin was approved by the CMF and the merge went effective starting July, 2025.


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TÉRMINOS Y CONDICIONES

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Business Strategy Snapshot on Strategic Advances Strategic Pillar Key Performance Indicator As of June Mid - Term Target 2025 Compliance ≥ 73.0% 76.8% Net Promoter Score Customer at the Center of our Decisions Top 1 Top 1 Demand Deposits Market Share in Business (1) 3 Top 1 Top 2 Commercial Loans Top 1 Top 2 Consumer Loans ≤ 42.0% 36.4% Cost - to - Income Ratio Efficiency and Productivity Top 1 Top 2 Return on Average Capital and Reserves (1) Sustainability and Commitment to Chile Top 3 Top 2 Corporate Reputation (2) (1) Based on market shares as of May 31, 2025 (latest available information). Among relevant peers. Demand deposits denominated in local currency. Excluding operations of subsidiaries abroad for market share. (2) Based on Merco Ranking 2024. | 20

Business Strategy

Main Strategic Achievements and Highlights of the Period

We have deployed diverse **commercial and digital initiatives** that pursue to boost business growth, including microcredit and credit cards offerings for FAN customers, new credit simulators for individuals and companies, expansion of pre-approved credit card and credit lines products, and new current accounts for companies in Yen, GBP, among other currencies.

Strengthening the digital offerings through continuous improvement and expansion of functionalities, such as authentication for individuals and companies, along with cash management services.

Active participation in **state-guaranteed credit programs** and **subsidies** aimed at boosting business activity in the **real estate and construction sectors** for both companies and individuals.

Increase in productivity and sales capacity that allowed to gain market share in both demand and time deposits, while enhancing cross-selling in bancassurance when compared to December 2024.

For the third year in a row, we ranked **1st in Service Quality in the Large Financial Institutions Sector**, according to the study conducted by PXI-Praxis Ranking.

We ranked in **4th place** among the most responsible companies in the country **in the Merco Responsibility ESG 2024 ranking**, across all industries.

Improving experience and productivity by spreading the use of **AI-powered virtual assistants to serve** customers and support commercial and IT teams, and the staff in general.

Integration of the loan collection function through the **merge of Socofin into the Bank**, which pursues to improve both operational efficiency and customer experience.

Value capture through **efficiency and cost savings** by means of initiatives for centralizing subsidiary functions, optimizing organizational structures, reducing infrastructure expenses and redesigning the service model.

Sustained progress in the technological transformation process of Banchile Administradora General de Fondos and Banchile Corredora de Bolsa by maintaining the market-leading position of these subsidiaries in their respective industries.

Placement of an ESG bond amounting to CHF 100 million under our MTN program, which is intended to finance **social projects**.

Diverse activities within the framework of **sustainability and commitment to Chile**: "Education for Chile" meeting, Fifth edition of "Women Who Inspire", Corporate Volunteering, the "Reading Boost" Program, Challengers 2025, and the XXVI Chilean Open.

Various strategic **alignment and training activities that pursue to reinforce cultural attributes** and commitment to business-related challenges.

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Business Strategy

Stakeholders Commitment Advances



Our Staff(1)
Our Customers
Workforce Breakdown
Male 49%
Female 51%
Total Active Customers (million)(2)
+4.1%
2.7
2.8
Dec-24
Jun-25
Female in Management Positions(3)
33%
32%
As of December 31, 2024
As of June 30, 2025
FAN Accounts(4)
1.9 million
+9.5% vs dec2024
Carrer Development in 2025
Lateral Transfers 87
Promotions 417
Current Accounts
1.5 million
+2.9% vs dec2024
Inclusion & Non-Discrimination
1.4%
Total employees with disabilities over total staff.
Credit and Debit Cards (million)
+2.0
1.8
1.8
Dec-24
Jun-25
Credit Card
+1.9%
4.1
4.1
Dec-24
Jun-25
Debit Card

(1) All staff metrics consider the Banco de Chile's workforce on an individual basis (excluding subsidiaries). Staff metrics consider the period ended on June 30, 2025.
(2) Consider customers with financial activity in one of their products in the last six months.
(3) Share of women in all management positions, including junior, middle and top management positions.
(4) Consider FAN demand accounts (Cuenta FAN, FAN Clan and FAN Emprende).

| 22

Economic & Business Environment Economic Outlook Recent economic data confirm that Chile’s economic activity continued to grow in the early 2025 , although at a slower pace when compared to the end of 2024 . According to the Central Bank’s Quarterly National Accounts, the GDP grew 2 . 3 % in the 1 Q 25 when compared to the 1 Q 24 , following a 4 . 0 % expansion in the 4 Q 24 . This performance was primarily driven by external demand, with exports increasing 10 . 7 % on an annual basis, while private consumption rose 1 . 8% , supported by a 10 . 9 % increase in durable goods . By economic sector, there was a recovery in some lagged sectors, such as commerce and manufacturing ( 7 . 1 % and 5 . 2 % annual growth, respectively), whereas the construction sector remained subdued by contracting 1 . 2 % in twelve months . On a seasonally adjusted basis, GDP grew 0 . 7 % relative to the 4 Q 24 . GDP Growth (Average annual growth per quarter, %) 1.2 2.0 4.0 2.3 2.9 2Q24 3Q24 4Q24 1Q25 2Q25(f) Short - term indicators for the 2 Q 25 suggest a resilient domestic demand . In April, the Monthly Economic Activity Index (“IMACEC”) expanded by 2 . 5 % on an annual basis, driven by strong growth in mining ( 10 . 7% ), and rose by 3 . 2 % on a yearly basis in May, sustained by positive contributions from all major sectors, particularly mining and commerce . On a sequential basis, the economy grew 0 . 9 % between January and May . These results confirm the existence of a greater than expected dynamism in the beginning of the year . In the labor market, the unemployment rate reached 8 . 9 % in the three - month period ended in May 2025 , which compares to the 8 . 3 % posted in the same period last year . This increase was primarily explained by a 0 . 8 % expansion in the labor force, which outpaced the 0 . 2 % growth in employment, in a context marked by an 8 . 5 % annual rise in the number of unemployed individuals . Although the labor force participation rate stood at 62 . 2% , unchanged from a year earlier, this figure remains below the pre - pandemic peak of 63 . 4% , confirming the subdued recovery of the labor market during the last years . The employment rate, meanwhile, declined slightly to 56 . 6% , reflecting the modest pace of job creation relative to labor force growth . 12m CPI Change & 3m Average Unemployment (In Percentage) 4.2 4.1 4.5 4.9 4.1 8.3 8.7 8.1 8.5 9.0 Jun - 24 Sep - 24 Dec - 24 Mar - 25 Jun - 25(f) CPI Unemployment On the inflation side, the headline CPI remains slightly above the Central Bank’s target range . In June 2025 , the CPI posted a twelve - month increase of 4 . 1% , down from the 4 . 9 % annual variation seen in March 2025 . This decline was explained by the nil inflation in the second quarter (measured as CPI variation), due to a 0 . 4 % monthly drop in the CPI in June, which was influenced by food ( - 0 . 9% ) and clothing ( - 6 . 4% ) . Generally, the persistence of twelve - month CPI variation above the target inflation is highly attributable to volatile components, such as energy and food, although recent data suggest gradual easing . | 23

Economic & Business Environment In response to these trends, the Central Bank reduced the monetary policy rate from 5 . 00 % to 4 . 75 % at the July 2025 Monetary Policy meeting . Nevertheless, the Board adopted a more accommodative stance, acknowledging there is room for further rate cuts over the coming quarters . In particular, the forward guidance outlined in the most recent Monetary Policy Report indicates that the monetary policy interest rate is expected to gradually converge toward its neutral level (~ 4 . 0% ) over the course of 2026 . The cyclical recovery of domestic demand has recently encountered external headwinds, particularly following the announcement of increased import tariffs by the United States . These measures pose a risk to global trade and economic growth, which is especially relevant for Chile, given its high degree of trade openness, with trade flows accounting for approximately 55 % of GDP . Nonetheless, Chile’s diversified export structure – anchored by China (~ 40 % of total exports) and the United States (~ 16% ) – offers a certain degree of resilience, at least in the short - term . Expectations for 2025 As a consequence of the stronger performance of the economy in previous quarters, we have adjusted our GDP growth forecast for 2025 to 2 . 3 % from 2 . 0 % forecasted last quarter . It is important to emphasize that this adjustment is mainly attributable to the higher - than - anticipated growth observed in the early part of the year and does not reflect an improvement in the outlook for the rest of 2025 , due to the worsening in global conditions, particularly due to rising global trade and geopolitical tensions . Nonetheless, the greater dynamism in certain components of domestic demand, especially private consumption and gross investment in machinery and equipment, is expected to partly offset the anticipated deceleration in exports . This internal resilience provides a degree of support to overall activity, despite the deterioration in external conditions . Inflation is expected to continue its gradual convergence toward the Central Bank’s target, although it is projected to remain above the 3 . 0 % midpoint throughout the year . Under our baseline scenario, year - end inflation would stand at 3 . 9% , supported by the absence of significant new adjustments to regulated prices – unlike in 2024 – and a more stable exchange rate . In this context, the Central Bank is expected to proceed with a gradual reduction of the monetary policy interest rate, towards 4 . 25 % by the end of 2025 . The main source of uncertainty remains the evolution of global conditions, particularly those associated with trade tensions . On the domestic front, the political landscape will also be a key factor to monitor throughout the year, as Chile prepares for both presidential and congressional elections . 2025(f) Chilean Economy (1) ~2.3% GDP Growth ~3.9% CPI Variation (EoP) ~4.25% Monetary Policy Interest Rate (EoP) (1) Based on Banco de Chile’s own estimates and forecasts provided by the Chilean Central Bank in the last Monetary Policy Report as of June 2025. | 24

Economic & Business Environment Banking Industry Performance and Projections The loan portfolio of the Chilean banking industry amounted to Ch $ 243 , 734 , 688 million as of May 31 , 2025 (latest available data), excluding operations of foreign subsidiaries . This amount denotes nominal annual growth of 3 . 8% , which turns into a real contraction of 0 . 8 % when adjusting for inflation (measured as UF variation) . As pointed out in previous reports, loan growth is heavily dependent on the evolution of commercial loans, which remained in negative territory when talking about 12 - month growth, though improving on a sequential basis . To a lesser degree, residential mortgage loans have steadily reduced the pace of growth by decaying from a real 12 - month increase above 2 . 0 % in May 2024 to an annual real expansion rate that hardly surpassed 1 . 0 % in May 2025 . On the light side of the story, consumer loans completed three quarters in a row with positive 12 - month growth in May 2025 . Loan Growth (1) (12m % change, in real terms) - 1.1% - 1.9% - 3.2% - 2.6% - 2.1% 1.3% 0.7% - 0.8% - 2.5% - 4.8% 2.5% 1.9% - 1.6% 1.7% 0.2% - 0.4% - 1.9% 1.3% 0.2% May - 24 - 5.7% Sep - 24 Total Loans Residential Loans Dec - 24 Mar - 25 May - 25 Commercial Loans Consumer Loans (1) Figures do not include operations of subsidiaries abroad. In detail, commercial loans managed by the industry decreased 2 . 5% ( 2 . 1 % in nominal terms) in May 2025 when compared to May 2024 , continues to reflect the tempered economic growth and weak dynamism of private investment, especially in construction and infrastructure . This evidence is supported by diverse factors, including : (i) an overall business sentiment, as demonstrated by the monthly business confidence index (IMCE) published by the Central Bank, that remained in negative territory since the 1 Q 22 , although it is recently evidencing a moderate improvement by turning hardly positive, (ii) administrative hurdles for large - scale investment projects that result in longer - than - normal periods of evaluation and implementation, (iii) specific industries that keep on dealing with a deteriorated business environment and weakened financial conditions, and (iv) still elevated borrowings costs, given the prevailing interest rate scenario . These trends are also present in the Central Bank’s Credit Survey for the 2 Q 25 , which concludes that the demand for loans among large companies and SMEs remains weak, while the loan supply conditions do not present significant changes from previous quarters, from which supply for construction and real estate companies keeps contained . This evidence contrasts to the moderately positive evolution displayed by activity categories included in the Monthly Economic Activity Indicator (“IMACEC”), such as manufacturing and services in the 1 H 25 . In regards to personal banking loans, as mentioned above, consumer loans recorded a real 12 - month expansion of 0 . 7 % in May 2025 ( 5 . 4 % nominal increment), which reaffirms the tempered positive trend seen in the last two quarters . This is aligned with some leading indicators related to household consumption that have shown steady upward trends during the 1 H 25 , such as the Monthly Retail Sales Index and Supermarket Sales, though at moderate levels yet . These trends would be to some degree offsetting the findings unveiled by the last Credit Survey of the Central Bank, which does not exhibit significant changes in the credit supply, although credit granting conditions stay restrictive, which – in our view – could be the consequence of delinquency indicators that have kept above pre - pandemic average figures, yet improving in the margin this year, and the pickup seen in the unemployment rate, given a subdued job creation capacity in the economy . In terms of demand for loans, instead, the Central Bank notices a weakened demand for consumer loans this quarter, which – in our opinion – would be related to still higher - than - normal interest rates . In addition, although residential mortgage loans continue to grow in real terms, it is possible to notice a steady downward trend in 12 - | 25

Economic & Business Environment month growth over the last quarters, as demonstrated by an annual real expansion of 2 . 5 % recorded in May 2024 that declined to a 1 . 3 % real annual increase ( 6 . 0 % nominal) in May 2025 . As pointed out in previous reports, demand for housing continues to drive the demand for residential mortgage loans, but there exist other factors, such as the current level of long - term interest rates and the end of tax benefits on residential construction, all of which is conditioning construction and purchase decisions by real estate developers and borrowers, respectively, while being reflected in industry indicators – such as construction of new houses and approved surface for construction – that remain mainly flat on an annual basis . In terms of liabilities, Time Deposits continued to be the main funding source for the industry by reaching Ch $ 115 , 016 , 900 million as of May 31 , 2025 , which denotes a 4 . 5 % nominal increased ( 0 . 2 % real contraction) . As we have highlighted in previous reports, the trend in the Time Deposits is nothing but explained by a lower real return due to the combination of a reduced monetary policy interest rate and an inflation rate above the upper bound of the Central Bank’s target range . In turn, Demand Deposits reached Ch $ 69 , 110 , 228 million as of May 31 , 2025 , which is 5 . 1 % above (real increase of 0 . 4% ) the amount recorded a year earlier . Hence, as outlined in previous reports, the industry’s reciprocity ratio of demand deposits to total loans stay above the ~ 25 . 0 % level seen prior to 2020 by reaching 28 . 4 % in May 2025 , which is in line with last year’s figure while reflecting a sort of new normal as loan growth remains subdued . As for Debt Issued (including regulatory capital instruments), the industry reached an amount of Ch $ 73 , 526 , 329 million in May 2025 , which denotes a 3 . 0 % annual nominal ( 1 . 6 % real decrease) for debt primarily denominated in UF . Clearly, the evolution of banks’ funding structure continues to be marked by a moderate expansion in assets, particularly associated with subdued loan growth . Regarding net income, the industry posted a bottom line of Ch $ 2 , 419 , 265 million as of May 31 , 2025 , which is 15 . 1 % above from amount recorded a year earlier . This increase was primarily caused by : (i) a yearly decline of Ch $ 199 , 621 million or 27 . 5 % in income tax, given non - recurrent effects explained by a couple of players, (ii) operating revenues that rose Ch $ 125 , 908 million or 1 . 7 % on an annual basis, given a recovery in both net interest income and net fee income, which were partly offset by lower net financial income from trading activities, and (iii) a yearly decrease in expected credit losses by Ch $ 17 , 526 million or 1 . 4% . These positive drivers were to some degree counterbalanced by a tempered increment of Ch $ 25 , 059 million or 0 . 8 % in operating expenses, fostered by efforts devoted by banks to control the cost base while improving efficiency in main processes . Expectations for 2025 Regarding loan growth, we continue to expect the industry would evidence an upsurge over the rest of 2025 . Accordingly, we have maintained our former estimate of 4 . 0 % nominal annual growth for the industry’s loan book by December 2025 . This forecast relies on the baseline scenario mentioned earlier for the economy, which does not take into account the effect of any disruptions associated with external and internal risk factors on the local economy . In this regard, negative developments in international trade or the resurgence of geopolitical issues in Eastern Europe and the Middle East could threaten economic activity in Chile . Likewise, internal factors affecting both the business sentiment and consumer confidence, such as political uncertainty or longer - than - expected misalignment of main market factors, could also take a toll on loan growth . All in all, in the baseline scenario, personal banking should continue to conduct loan growth, particularly through residential mortgage loans . In the case of consumer loans, we cannot rule out a slowdown in light of increased unemployment . For commercial loans, we forecast a flat trend in real terms by December 2025 versus December 2024 . As for funding, we now believe that Demand Deposits could manage to grow above 5 . 0 % in nominal terms by December 2025 , which means the reciprocity ratio should stay in the range of 28 % to 29% (from 28 % to 30 % in the 1 Q 25 ) that is still above the historical ratio . The expected decrease in the monetary policy interest rate that would slide to ~ 4 . 25 % and the inflation rate returning to the Central Bank’s target range are the main underlying factors for this growth . Given the above, the evolution of Time Deposits and Debt Issued will depend on banks’ funding needs and decisions made to manage both liquidity and interest rate risk in the banking book . In terms of results, we continue to see industry’s NIM in the range of 3 . 5 % and 3 . 8% , with inflation converging to ~ 3 . 9 % by the end of the year and the monetary policy interest rate going down to neutral levels, which should impact the contribution of demand deposits . In terms of credit risk, although the NPLs ratio has improved in the margin over the last three quarters, the recent trend in unemployment makes us to be more cautious and, therefore, by December 2025 we now foresee NPLs in the upper boundary of the range of 2 . 0 % to 2 . 2 % we set in the previous report . However, we continue to see industry’s ECLs ranging from 1 . 2 % to 1 . 4% (excluding additional provisions) by the end of the year . FY2025(f) Banking System (1) ~4.0% Nominal Loan Growth 28% - 29% DDA / Total Loans 3.5% – 3.8% Net Interest Margin 1.2% – 1.4% ECL / Avg. Loans 2.0% – 2.2% Past - Due Loans (>90d) (1) Based on Banco de Chile’s own estimates. | 26

Economic & Business Environment

Market Share in Commercial Loans (1)
(As of May 2025)


16.8%
16.1%
13.9%
10.9%
10.5%
Itaú

Market Share in Consumer Loans (1)
(As of May 2025)


19.6%
18.5%
14.9%
10.6%
8.1%
Itaú

Market Share in Demand Deposits in Local Currency (1)
(As of May 2025)


20.4%
18.6%
14.4%
8.1%
5.3%
Itaú

Market Share in Assets Under Management (2)
(As of June 2025)


23.6%
18.2%
12.2%
6.3%
5.6%
BICE
Itaú

Market Share in Net Income
(As of May 2025)


22.2%
19.7%
18.4%
7.3%
6.5%
Itaú

Return on Average Capital and Reserves
(As of May 2025)


24.3%
23.1%
15.3%
10.5%
10.0%
Itaú

Cost-to-Income Ratio
(As of May 2025)


35.1%
36.1%
38.6%
50.3%
56.4%
Itaú

90-day Past Due Loans
(As of May 2025)


1.4%
1.5%
2.3%
2.4%
3.0%
Itaú

Sources: CMF and Mutual Funds Association
(1) Excluding operations of subsidiaries abroad.
(2) AUM stands for Asset Under Management and the chart includes banking and non-banking mutual funds subsidiaries.

| 27

Management Discussion & Analysis Income Statement Analysis 2Q25 and 2025 YTD (In Millions of Ch$) Net Income 2 Q 25 vs . 2 Q 24 We reached a net income of Ch $ 304 , 867 million in the 2 Q 25 , figure that denotes an annual decrease of Ch $ 18 , 733 million or 5 . 8 % when compared to the amount posted in the 2 Q 24 . Quarterly Net Income (In millions of Ch$) Income Tax 323,600 16,262 (24,639) (1,380) (8,131) (845) 304,867 2Q24 2Q25 The annual decline was fostered by the following factors : An annual decrease of Ch $ 24 , 639 million or 15 . 3 % in non - customer income in the 2 Q 25 as compared to the 2 Q 24 , mainly caused by the effect of lower inflation on the contribution of our UF net asset exposure along with lower income from Asset & Liability management due to the positive effect of the FCIC funding in 2024 . ⭬ A yearly rise of Ch $ 8 , 131 million or 3 . 0 % in operating expenses in the 2 Q 25 versus the 2 Q 24 , due primarily to higher administrative expenses, particularly associated with IT and marketing, together with impairments related to a couple of our subsidiaries and a tempered annual rise in personnel expenses . Positively, these drivers were to some degree offset by steadily growing customer income, which increased Ch $ 16 , 262 million or 2 . 7 % in the 2 Q 25 when compared to the 2 Q 24 . The annual change Non - Customer Income Customer Income Expected Credit Losses Operating Expenses - 5.8% relied on annual increments in both income from loans and fee - based income that enabled us to more than offset the lower contribution of deposits to our funding . Growth in customer income demonstrates the resilience of our commercial business and recurrent income generating capacity . 2025 YTD vs . 2024 YTD Our net income amounted to Ch $ 633 , 811 million as of June 30 , 2025 , which represents an annual increase of Ch $ 12 , 556 million or 2 . 0 % when compared to the figure posted in the 2024 . Yearly Net Income (In millions of Ch$) 621,255 41,727 (51,234) 21,584 (5,325) 5,804 633,811 Jun - 24 Jun - 25 Non - Customer Income Income Tax Customer Income Expected Credit Losses Operating Expenses 2.0% As depicted by the chart above, the annual change in net income was primarily explained by: ⭬ An annual rise of Ch $ 41 , 727 million or 3 . 5 % in customer income, which reinforces the core income generating capacity mentioned earlier . In this regard, the annual growth in core revenues was steered by solid growing trends displayed by both income from loans, concentrated on consumer loans, and fee income that continued to increase above inflation . Furthermore, these factors allowed us to mitigate the impact of lower interest rates when compared to 2024 in the contribution of demand and time deposits to our funding . | 28

Management Discussion & Analysis ⭬ Lower Expected Credit Losses (ECL) by Ch $ 21 , 584 million or 10 . 4 % in the 1 H 25 when compared to the 1 H 24 . This decrease had mainly to do with improved credit quality in the Retail Banking segment, supported by delinquency indicators that – on average – have behaved more positively in 2025 , after the peak recorded in 2024 . ⭬ An annual decline of Ch $ 5 , 804 million or 3 . 5 % in income tax in the 1 H 25 when compared to the 1 H 24 . Despite the higher pre - tax income posted this year, we benefited from increased inflation effect on equity accounts (CPI variation), which is tax deductible under the Chilean tax system . These positive factors were to some degree offset by : ⭬ Non - customer income that decreased Ch $ 51 , 234 million or 14 . 6 % as of June 2025 when compared to the same period last year . As in quarterly figures, this change had mainly to do with lower revenues from Asset & Liability Management due to the high comparison base set by the FCIC, which was partly offset by better results from the management of fixed - income and derivatives portfolios . ⭬ A yearly increment of Ch $ 5 , 325 million or 1 . 0 % in operating expenses, which was primarily related to a tempered increase in administrative expenses owing to both IT costs and marketing expenses, together with lower recoveries of operational write - offs and impairments of accrued fees in the investment banking and mutual funds management businesses . Return on Average Capital & Reserves (ROAC) Based on the above, in the 2 Q 25 we achieved a ROAC of 23 . 3% , which compares to the 25 . 7 % reached in the 2 Q 24 . Similarly, but to a lesser degree, as of June 30 , 2025 our ROAC amounted to 22 . 3% , which is slightly below the 22 . 9 % registered a year ago . In both cases, the decrease in ROAC was primarily underpinned by a high comparison base for non - customer income . Return on Average Capital & Reserves (1)(2) (Annualized) 25.7% 23.3% 22.9% 22.3% 16.8% 17.7% 15.5% 16.5% 2Q24 2Q25 Jun - 25 Jun - 24 Industry ROAC (1) Net income for the period divided by average capital and reserves. Capital and reserves refers to total equity less net income for the period and provisions for minimum dividends. (2) Industry  s ratios for the 2Q25 consider the three - month period ended on May 31, 2025 while year - to - date ratios consider information as of May 31, 2025. It is important to note that we continued to outperform the industry in profitability by reaching positive gaps of 562 bp . and 580 bp . in ROAC for the 2 Q 25 and as of June 30 , 2025 , respectively . This performance makes clear our strong income generating capacity and core revenues resilience . Projections Given the positive financial performance we achieved in the 1 H 25 , we have revised our baseline scenario for the FY 2025 . Although we recognize some risks coming from both the external and the internal fronts, we do not foresee material impacts on the local economy or the local banking activity for the rest 2025 . However, as mentioned in the last report, we continue to closely monitor the prevailing external risk factors in order to revise our forecast, if necessary . From the revenues perspective, we continue to see our NIM hovering around ~ 4 . 7 % by December 2025 , due to : (i) an inflation rate that – measured as UF variation – would remain above the midpoint of the Central Bank’s target range, which benefits our net inflation - indexed position in the banking book, and (ii) the expected cut to the monetary policy interest rate from the current 5 . 00 % mark to 4 . 25 % by December 2025 , which would translate into a more steepened local yield curve, to the extent the Central Bank take steps in the direction suggested in the last Monetary Policy Report . In terms of credit risk, regardless of the recent trends we have seen in unemployment, we believe the superior credit risk profile of our customers in comparison with our main peers should allow us to end up the year with an ECL ratio at ~ 1 . 0% , which is slightly below the ~ 1 . 1 % we predicted last quarter . Regarding NPLs, we continue to expect the past - due ratio to gradually decrease as long as the economic activity retakes dynamism . As for operating expenses, based on productivity gains and a firm cost control culture, we have managed to maintain our cost base almost flat on an annual basis . As a result, we have revised our forecast for the efficiency ratio once again downwards to ~ 38% (from ~ 39 % last quarter) for the FY 2025 . Based on these drivers, in absence of non - recurrent factors, we have increased our estimate of ROAC to ~ 21 % for the FY 2025 , from ~ 20 % forecasted in the 1 Q 25 . FY2025 Banco de Chile Slightly above industry Loan Growth (Nominal) ~4.7% Net Interest Margin (NIM) ~1.0% Expected Credit Losses / Avg. Loans ~38% Efficiency Ratio ~21% Return on Average Capital (ROAC) (1) (1) Net income for the period divided by average capital and reserves. Capital and reserves refers to total equity less net income for the period and provisions for minimum dividends | 29

Management Discussion & Analysis Jun - 24 Jun - 25 Change Jun - 25/Jun - 24 Ch$ % Operating Revenues Breakdown (In millions of Ch$) Quarter Change 2Q25/2Q24 2Q24 2Q25 Ch$ % (2.0)% - 21,259 1,063,917 1,085,176 (6.6)% - 36,596 518,246 554,842 Net Interest Income (Interest and Inflation) (20.3)% - 33,030 129,593 162,623 +19.1% 11,071 68,951 57,880 Financial Results (1) (4.4)% - 54,289 1,193,510 1,247,799 (4.2)% - 25,525 587,197 612,722 Net Financial Income +11.0% 31,028 312,524 281,496 +8.1% 11,651 155,675 144,024 Net Fees and Commisions +46.8% 9,233 28,963 19,730 +33.6% 3,745 14,883 11,138 Other Operating Income +42.4% 1,731 5,811 4,080 +5.6% 215 4,077 3,862 Income attributable to affiliates - 2,790 972 - 1,818 - 1,537 732 - 805 Income from Non - Current Assets Held for Sale (0.6)% - 9,507 1,541,780 1,551,287 (1.1)% - 8,377 762,564 770,941 Total Operating Revenues bp. Jun - 25 Jun - 24 bp. 2Q25 2Q24 Key Ratios - 4 4.83% 4.87% - 33 4.71% 5.04% Net Interest Margin - 9 5.14% 5.23% - 30 5.03% 5.33% Net Financial Margin 11 1.60% 1.49% 6 1.58% 1.52% Fees to Average Loans In Millions of Ch$ Year - to - Date (1) Include results from financial assets held for trading measured at fair value in P&L, financial assets measured at fair value through other comprehensive income, financial liabilities measured at fair value, trading derivatives, hedge accounting derivatives and foreign exchange transactions. Net Financial Income 2Q25 vs. 2Q24 Net Financial Income Breakdown (In Millions of Ch$) 465,427 470,038 147,295 117,159 612,722 587,197 2Q24 2Q25 Non - Customer Financial Income Customer Financial Income | 30 In the 2 Q 25 , our net financial income totalled Ch $ 587 , 197 million, which denotes an annual decrease of Ch $ 25 , 525 million or 4 . 2 % from the Ch $ 612 , 722 million posted in the 2 Q 24 . This result was mostly driven by the negative effect of lower inflation when compared to the same quarter last year, which resulted in an annual decline of Ch $ 30 , 136 million in non - customer financial income . This effect was partly offset by an annual increase of Ch$4,611 million in customer financial income. That said, the annual change in net financial income was mostly related to: ⭬ A yearly decrease of Ch $ 16 , 805 million in net financial income coming from the treasury business, mostly due to an annual decline of Ch $ 21 , 849 million in revenues coming from both Asset & Liability Management and financial positions held by our Treasury, which is largely explained by the end of the FCIC funding on July 1 st, 2024 , as mentioned in previous quarters . On a positive note, this factor was partly mitigated by an annual improvement of Ch $ 4 , 910 million in income generated by our Debt Securities desk, which benefited from favourable changes in local interest rates by the beginning of the 2 Q 25 that enabled us to sell FVTOCI securities denominated in CLP that carried positive mark - to - market . ⭬ An annual reduction of Ch $ 14 , 953 million in the contribution of our structural UF - indexed net asset exposure that hedges our equity against inflation . This annual change was principally the result of the effect of lower inflation that declined from 1 . 3 % in the 2 Q 24 to 1 . 0 % in the 2 Q 25 . ⭬ Income from Time Deposits that declined Ch $ 5 , 730 million or 24 . 2% , from Ch $ 23 , 723 million in the 2 Q 24 to Ch $ 17 , 994 million in the 2 Q 25 . This performance is in line with the decrease in short - term interest rates when compared to 2024 , which has reduced the range of action for pricing management in some segments . Slightly lower contribution of Demand Deposits (DDA) to our funding cost by Ch $ 5 , 083 million, from Ch $ 186 , 165 million in the 2 Q 24 to Ch $ 181 , 082 million in the 2 Q 25 . This reflects the

Management Discussion & Analysis steady downward trend in local and foreign short - term interest rates over the last 12 months . In turn, this effect was partly offset by an annual rise of 4 . 3 % in average DDA balances during the 2 Q 25 . However, it is important to note that the above - mentioned factors were in large part mitigated by an annual increment of Ch $ 15 , 271 million or 6 . 2 % in income from loans, from Ch $ 244 , 414 million in the 2 Q 24 to Ch $ 259 , 685 million in the 2 Q 25 . As highlighted in previous reports, consumer loans continued to be the most significant driver for this growth, by increasing Ch $ 7 , 952 million in the 2 Q 25 when compared to the same period last year, in line with an upward trend in lending spreads since the end of 2022 that coupled with a 3 . 7 % annual expansion in average loan balances . To a lesser extent, income from both residential mortgage and commercial loans increased Ch $ 4 , 633 million and Ch $ 2 , 686 million, respectively, fostered by higher average loan balances ( 8 . 0 % and 1 . 5 % for residential mortgage and commercial loans, respectively) . 2025 YTD vs . 2024 YTD As June 30 , 2025 , our net financial income amounted to Ch $ 1 , 193 , 510 million, representing an annual decrease of Ch $ 54 , 289 million or 4 . 4 % when compared to the 1 H 24 . Certainly, non - customer financial income was the main factor for this change by contracting Ch $ 64 , 988 million in the period . Instead, customer financial income grew Ch $ 10 , 699 over the same period . Net Financial Income Breakdown (In Millions of Ch$) 920,049 930,749 327,750 262,761 1,247,799 1,193,510 Jun - 24 Jun - 25 Non - Customer Financial Income Customer Financial Income | 31 The following are the key drivers that explain the annual change in net financial income : ⭬ An annual decrease of Ch $ 70 , 792 million in income from the treasury business, which in turn was explained by : (i) an annual contraction of Ch $ 73 , 707 million in revenues from Asset & Liability Management, principally as a result of the maturity of the FCIC funding in July 2024 , which was partly offset by positive results from the management of the UF - indexed net asset exposure taken by our Treasury with the aim of benefiting from higher - than - expected inflation, and (ii) an annual increase of Ch $ 2 , 711 million in income from the management of fixed - income instruments and positions in derivatives (Trading & Debt Securities), mainly due to favourable downward shifts in certain tenors of the local yield curves by the beginning of the 2 Q 25 . ⭬ An annual decrease of Ch $ 13 , 476 million in income from Time Deposits, from Ch $ 50 , 234 million as of June 2024 to Ch $ 36 , 758 million as of June 2025 . As pointed out for quarterly figures, this change was mostly related to lower short - term interest rates when compared to a year earlier . ⭬ An annual decrease in the contribution of DDA to our funding by Ch $ 11 , 247 million, from Ch $ 371 , 763 million as of June 2024 to Ch $ 360 , 515 million as of June 2025 , as a consequence of lower short - term interest rates and despite average DDA balances that increased 4 . 0 % on an annual basis in the same period . All the previously mentioned drivers were partly offset by an annual increase of Ch $ 32 , 096 million or 6 . 7 % in income from loans, from Ch $ 478 , 059 million as of June 2024 . In turn, this figure was supported by overall annual climbs in both lending spreads (+ 9 bp . ) and average loan balances (+ 3 . 5% ) . At a lending product level, consumer loans accounted for the largest share of this variation by growing Ch $ 17 , 721 million, driven by lending spreads that are steadily returning to pre - pandemic levels, further supported by a 3 . 6 % increment in average loan balances . To a lesser degree, income from commercial loans increased Ch $ 7 , 342 million, due mainly to higher lending spreads resulting from the scheduled amortization of Fogape loans . Likewise, income from residential mortgage loans grew Ch $ 7 , 033 million over the same period, fuelled by an annual rise of 7 . 9 % in average loan balances . Net Financial Margin (NFM) Based on the above, our net financial margin reached 5 . 03 % in the 2 Q 25 , which denotes a 30 bp . annual decline when compared to the 5 . 33 % reached in the 2 Q 24 . In a similar tone, our NFM decreased from 5 . 23 % as of June 2024 to 5 . 14 % as of June 2025 .

Management Discussion & Analysis Net Financial Margin (1) (Net Financial Income / Avg. Interest Earning Assets) 5.33% 5.03% 5.23% 5.14% 4.19% 4.41% 4.24% 4.31% 2Q24 2Q25 Jun - 25 Jun - 24 BCH Industry (1) Industry  s ratios for the 2Q25 consider the three - month period ended on May 31, 2025 while year - to - date ratios consider information as of May 31, 2025. The annual variation in both the quarterly and year - to - date figures was aligned with lower non - customer financial income, which – as mentioned earlier – was primarily driven by the effect of reduced ALM revenues following the expiration of the FCIC funding and lower inflation, particularly for the 2 Q 25 versus the 2 Q 24 . Despite the annual decrease in NMF, we still outpace the local banking industry’s ratio by 62 bp . and 83 bp . in the 2 Q 25 and as of June 2025 , respectively . Net Fee Income 2 Q 25 vs . 2 Q 24 In the 2 Q 25 our net fee income totalled Ch $ 155 , 675 million, which represents an annual rise of Ch $ 11 , 651 million or 8 . 1 % when compared to the 2 Q 24 . This annual increment was explained by : ⭬ An annual increase of Ch $ 8 , 159 million or 23 . 8 % in fees from Mutual Funds and Investment Funds management, which passed from Ch $ 34 , 341 million in the 2 Q 24 to Ch $ 42 , 500 million in the 2 Q 25 . This annual boost continued to be mostly related to an annual growth of 16 . 6 % in average assets under management (AUM), mostly associated with new mutual funds series launched in 2024 . ⭬ An annual increase of Ch $ 1 , 699 million or 10 . 8 % in credit - related fees, contingent loans and loan prepayments . Most of this change was due to greater fee - income from letters of credit, guarantees and collaterals (contingent loans), that grew Ch $ 830 million or 8 . 1% , mainly driven by higher volumes in the 2 Q 25 compare to 2 Q 24 , particularly in guarantees in the Retail Segment and Large Companies Banking unit . This effect coupled with an annual increase of Ch $ 593 million in fees from credit prepayments, while fees related to credit restructuring and loan origination went up by Ch $ 302 million, both fostered by the decrease experiences by interest rates, particularly for shorter tenors, when compared to the same period of 2024. ⭬ Higher fees from Transactional Services by Ch $ 1 , 548 million or 3 . 1 % on an annual basis, which was supported by : (i) an annual surge of Ch $ 1 , 554 million or 11 . 2 % in fees coming from checking accounts and overdrafts, which is partly explained by ~ 139 , 200 new checking account openings over the last 12 months that translated into a 4 . 9 % annual growth in our account holders base, and (ii) an annual rise of Ch $ 998 million or 6 . 9 % in fees from demand accounts, principally explained by an annual increment of 8 . 2 % in the volume of debit card transactions in the 2 Q 25 . These factors were offset by an annual decrease in fees from credit cards by Ch $ 1 , 004 million or 4 . 8% , mostly driven by increased fee expenses related to our credit cards loyalty program in the 2 Q 25 when compared to the 2 Q 24 due to campaigns aimed at promoting the benefits available for credit card users and – to a lesser degree – a negative exchange rate effect related to higher appreciation of the Chilean peso against the U . S . dollar in the 2 Q 24 ( 4 . 0% ) versus the 2 Q 25 ( 2 . 5% ), which resulted in a lower basis for comparison as some fee expenses are indexed to the U . S . dollar . ⭬ An annual increment of Ch $ 1 , 258 million in fees from Other Services, coming especially from Cash Management Services that rose Ch $ 700 million on an annual basis, mainly as a results of interbank fares that have continued to decrease in 2025 . Net Fee Income (In Millions of Ch$) 3,399 15,550 14,292 2,854 17,451 15,752 42,500 34,341 25,893 27,451 50,882 49,334 144,024 155,675 2Q24 2Q25 The above factors were partly offset by an annual decline of Ch $ 1 , 558 million or 5 . 7 % in fees from Insurance Brokerage that amounted to Ch $ 25 , 893 million in the 2 Q 25 . This behaviour had mostly to do with lower upfront fees recognized under the commercial alliance signed with an international insurer in 2019 , Others Stock Brokerage Credits, contingent loans and repayments Mutual Funds Insurance Brokerage Transactional Services | 32

Management Discussion & Analysis due to the expiration of clawback clauses by the end of 2024 . In addition, the written premiums intermediated by our specialized subsidiary contracted 12 . 6 % in the 2 Q 25 when compared to the 2 Q 24 , which is related to changes in the casualty insurance brokerage business associated with residential mortgage loans . 2025 YTD vs . 2024 YTD As of June 30 , 2025 , our net fee income accounted for Ch $ 312 , 524 million, equivalent to an annual increase of Ch $ 31 , 028 million or 11 . 0 % when compared to the amount posted as of June 30 , 2024 . Net Fee Income (In Millions of Ch$) 312,524 91,541 105,163 55,641 50,506 66,737 82,297 32,631 6,880 35,046 29,616 5,330 32,632 281,496 Jun - 24 Jun - 25 The annual change primarily relied on : ⭬ Higher fee income by Ch $ 15 , 560 million or 23 . 3 % from the management of Mutual Funds and Investment Funds by totalling Ch $ 82 , 297 million as of June 2025 . This positive behaviour has to do with the growing importance that mutual funds have gained within our customer base in a context of declining interest rates paid on time deposits over the last 12 - month period, which has encouraged investors to seek for more profitable saving alternatives . Aligned with this, our Mutual Fund and Investment Funds Management subsidiary created new mutual fund series by the end of 2024 . All the above has resulted in an annual increase of 17 . 5 % in average assets under management (AUM) during the first half of the 2025 when compared to the same period last year . Fee - income from transactional services that went up by Ch $ 13 , 622 million or 14 . 9 % to reach Ch $ 105 , 163 million as of June 2025 . Most of this growth was driven by the annual increment of Ch $ 10 , 888 million or 33 . 0 % in credit card fees, which was mostly related to a positive exchange rate effect on USD - indexed fee expenses associated with our credit cards loyalty program as a result of the 6 . 4 % appreciation of the Others Stock Brokerage Credits, contingent loans and repayments Mutual Funds Insurance Brokerage Transactional Services | 33 Chilean peso against the U . S . dollar in the 1 H 25 when compared to the 7 . 8 % depreciation of the Chilean peso against the U . S . dollar in the 1 H 24 . To a lesser degree, this effect coupled with credit card transactions carried out by our clients that increased 8 . 0 % in the 1 H 25 as compared to the 1 H 24 . ⭬ Fees from Other Services, such as cash management services, wire transfers and payment orders that went up by Ch $ 2 , 567 million on an annual basis, due to lower interbank fares as we mentioned in the quarterly figures . ⭬ An annual increase of Ch $ 2 , 415 million or 7 . 4 % in fees related to credits, contingent loans and credit prepayments that amounted to Ch $ 35 , 046 million as of June 2025 , which was explained by : (i) higher fees related to letter of credits, guarantees and other contingent loans due to an increase in volumes, especially guarantees in the Retail Segment, (ii) an annual growth in credit - related fee income as a result of credit restructuring, and (iii) greater fee income from credit prepayments driven by lower interest rates when compared to a year earlier . The factors mentioned above were to some extent counterbalanced by an annual decline of Ch $ 5 , 135 million or 9 . 2 % in fees from Insurance Brokerage, from Ch $ 55 , 641 million in the 1 H 24 to Ch $ 50 , 506 million in the 1 H 25 . This variation was primarily attributable to : (i) lower upfront fees recognized on the grounds of the commercial alliance signed with an international insurer in 2019 , due to the expiration of clawback clauses by the end of 2024 , and (ii) an annual decrease of 14 . 8 % in written premiums in the 1 H 25 when compared to the 1 H 24 , due to changes in the casualty insurance brokerage business associated with mortgage loans . Other Operating Income 2 Q 25 vs . 2 Q 24 The Other Operating Income (which includes income from investments in affiliates, income from non - current assets held for sale and other operating income) was Ch $ 19 , 692 million in the 2 Q 25 , which denotes a yearly rise of Ch $ 5 , 497 million or 38 . 7 % when compared to the same period last year . The increase was primarily explained by inflation - indexation income that amounted to Ch $ 5 , 744 million in the 2 Q 25 , related to taxes paid in advance through Monthly Provisional Payments in previous fiscal years . 2025 YTD vs . 2024 YTD As of June 30 , 2025 , the Other Operating Income increased Ch $ 13 , 754 million or 62 . 5 % in the 1 H 25 when compared to the 1 H 24 . As in the quarterly figures, this increase was in turn explained by the recognition of inflation - indexation income amounting to Ch $ 11 , 044 million in the 1 H 25 , associated with Monthly Provisional Payments of taxes in previous fiscal years .

Management Discussion & Analysis Expected Credit Losses 2 Q 25 vs . 2 Q 24 Our Expected Credit Losses (ECL) reached Ch $ 96 , 316 million in the 2 Q 25 , which denotes an annual increase of Ch $ 1 , 380 million or 1 . 5 % when compared to the amount posted in the 2 Q 24 . Expected Credit Losses (In Millions of Ch$) 2Q24 2Q25 Loan Loss Allowances (190.0)% (11,277) (5,342) 5,935 Allowances FX effect +4.5% 35,742 822,333 786,591 Initial Allowances +12.6% 28,419 254,570 226,151 Provisions established, net (3.0)% 3,104 (100,872) (103,976) Charge - offs +4.9% 38,450 824,590 786,140 Final Allowances (100.0)% 228 0 (228) Sales of Loans Expected Credit Losses (44.5)% 1,600 (1,992) (3,592) Allowances FX effect +12.6% 28,419 254,570 226,151 Provisions Established Loans (2.1)% (2,224) 105,121 107,345 Provisions established, net (419.0)% (352) (268) 84 Provisions Established Banks +4.9% 38,450 824,590 786,140 Final Allowances +3361.3% 27,159 27,967 808 Provisions Contingent Loans Expected Credit Losses (21.0)% (1,413) 5,327 6,740 Prov. Cross Border Loans (2.1)% (2,224) 105,121 107,345 Provisions Established Loans (37.8)% (993) 1,635 2,628 Financial Assets Impairments (466.7)% (392) (308) 84 Provisions Established Banks - (69,035) (69,035) 0 Additional Provisions (138.8)% 2,628 735 (1,893) Provisions Contingent Loans +19.0% (5,369) (33,676) (28,307) Recoveries +80.6% 2,743 6,146 3,403 Prov. Cross Border Loans (10.4)% (21,584) 186,520 208,104 Expected Credit Losses +38.1% 435 1,578 1,143 Financial Assets Impairments - 0 0 0 Additional Provisions +12.0% (1,810) (16,956) (15,146) Recoveries +1.5% 1,380 96,316 94,936 Expected Credit Losses In Millions of Ch$ Quarter Change 2Q25/2Q24 Ch$ % The slight annual rise in ECL was principally related to : ⭬ A tempered volume effect (including both loan growth and mix effect) that explained an annual increase of Ch $ 4 , 731 million in total ECL . This effect relied on a 4 . 0 % rise in average loan balances in the 2 Q 25 when compared to the 2 Q 24 . At a segment level, loan growth continued to be primarily concentrated in the Retail Banking segment . ⭬ A net credit quality deterioration that resulted in an annual increase of Ch $ 2 , 850 million in ECL from the Wholesale Banking segment in the 2 Q 25 when compared to the 2 Q 24 , which had to do financial difficulties faced by certain specific customers belonging to different industries in the 2 Q 25 when contrasted to the same period last year . ⭬ An annual increase of Ch $ 2 , 743 million in cross border loan allowances in the 2 Q 25 when compared to the same period of 2024 . The change was mainly underpinned by increased exposures to offshore banking counterparties . These factors were to some extent offset by a net credit quality of Ch $ 9 , 157 million in ECL coming from the Retail Banking segment, which was primarily supported by delinquency indicators that continued to improve in the margin in the 2 Q 25 when compared to the peak posted in 2024 , particularly in commercial loans granted to SMEs . 2025 YTD vs . 2024 YTD As of June 30 , 2025 , our ECLs amounted to Ch $ 186 , 520 million, which indicates an annual decline of Ch $ 21 , 584 million or 10 . 4 % when compared to the 1 H 24 . Expected Credit Losses (In Millions of Ch$) Loan Loss Allowances Change Jun - 25/Jun - 24 Ch$ % Year - to - Date Jun - 24 Jun - 25 +2.2% 17,116 786,084 768,968 Initial Allowances (1.8)% 3,964 (210,722) (214,686) Charge - offs (100.0)% 228 0 (228) Sales of Loans In Millions of Ch$ As mentioned in our last quarterly report, the new standardized provisioning model for consumer loans went into effect in January 2025 , an effect that we addressed through the release of additional allowances by ~Ch $ 69 , 000 million . When isolating the effect above, the change in ECL in the 1 H 25 when compared to the 1 H 24 , we may highlight the following drivers : ⭬ An annual decrease of Ch $ 24 , 589 million in ECL in the Retail Banking segment in the 1 H 25 when compared to the same period last year, as a result of net credit quality upsurge . As we pointed out in the last quarterly report, the past - due indicators in the Retail Banking segment have decreased in 2025 – particularly for certain lending products – when compared to 2024 , although there is still room for further improvement . ⭬ A yearly decline of Ch $ 3 , 488 million in ECL coming from the Wholesale Banking segment, which was mainly driven by strengthened risk profiles of customers belonging to both the real estate and construction industries when compared to the 1 H 24 . ⭬ An annual decrease of Ch $ 1 , 413 million in ECL associated with cross border loans, which was largely related increased exposures to offshore banking counterparties in the 1 H 25 when compared to the same period 2025 . These effects were partly counterbalanced by a volume effect (including both loan growth and mix effect) that translated into an annual increase of Ch $ 9 , 191 million in ECL due to a 3 . 5 % annual | 34

Management Discussion & Analysis rise in average loan balances in the 1 H 25 , which in turn was entirely concentrated in the Retail Banking segment . Expected Credit Losses Ratio Based on the above, our ECL ratio (annualized ECL over average loans) reached 0 . 98 % in the 2 Q 25 , which was 2 bp . below the 1 . 00 % posted in the 2 Q 24 . In a more marked fashion, our ECL ratio showed a decrease of 15 bp . by posting 0 . 95 % as of June 30 , 2025 in comparison with the 1 . 10 % recorded as of June 30 , 2024 . Expected Credit Losses Ratio (1) (Expected Credit Losses / Average Loans) 0.98% 0.95% 1.00% 1.07% 1.04% 1.10% 1.16% 1.12% 2Q24 2Q25 Jun - 25 Jun - 24 BCH Industry (1) Industry  s ratios for the 2Q25 consider the three - month period ended on May 31, 2025 while year - to - date ratios consider information as of May 31, 2025. Positively, these indicators enabled us to outperform the industry in terms of risk expenses maintaining favourable gaps of 6 bp . in the 2 Q 25 and 17 bp . as of June 30 , 2025 , which seem to be in line with the gaps shown a year earlier . For 2025 , we have revised our expectation on the ECL ratio to stay at the lower boundary of 1 . 0 % to 1 . 1 % range forecasted last quarter . This revision relies on our actual ECL performance during the 1 H 25 and excludes non - recurrent effects, such as the release or the establishment of additional allowances and the potential materialization of local and external risk factors, such as the potential impact of the U . S . foreign trade policy on Chilean exports and the economic activity, together changes in the local political landscape, among other factors . Past - Due Loans In terms of the evolution of delinquency ratios, at the industry level we have continued to see improvement from the peaks seen in the 2 H 24 , although these positive trends have tempered in the 2 Q 25 while presenting mixed effects by lending products . On the whole, however, past - due ratios remain above pre - pandemic average indicators . From the positive perspective, we may highlight that the industry’s past - due ratio for consumer loans has continued to improve by sliding from 2 . 77 % in May 2024 to 2 . 42 % in May 2025 while displaying a steady downward trend over the last quarters, though remaining above historical levels (~ 1 . 7% ) . Similarly, yet to a lesser extent, the industry’s past - due ratio in commercial loans decreased from 2 . 44 % in May 2024 to 2 . 25 % in May 2025 , also denoting a reasonable stable trend although still well above normalized levels (~ 1 . 5% ) . On the other hand, delinquency in residential mortgage loans has continued to steadily increase beyond pre - COVID 19 levels (~ 2 . 3% ) by reaching 2 . 40 % in May 2025 when compared to 2 . 00 % in May 2024 , which would be explained by challenging financial conditions of borrowers given the level of interest rates and the impact of inflation on disposable income . Past Due Ratio (1) (>90d Past - Due Loans / Total Loans) 1.49% 1.48% 1.44% 1.45% 1.47% 2.32% 2.41% 2.38% 2.33% 2.32% Jun - 24 Jun - 25 Sep - 24 Dec - 24 BCH Mar - 25 Industry (1) Industry  s ratios as of June 2025, consider the year - to - date period ended on May 31, 2025. When looking at our loan book, we have displayed a similar trend to the rest of the industry in delinquency, although recording a moderate improvement on an annual basis . Overall, our total past - due ratio (loans overdue 90 days or more) amounted to 1 . 47 % in June 2025 , which compares to the 1 . 49 % reached in the same period last year . When looking at every lending family, this change is composed of : (i) an annual improvement of 19 bp . in commercial loans from 1 . 60 % in June 2024 to 1 . 41 % in June 2025 , which is still above our ~ 1 . 1 % long - term average in these kinds of loans supported by the superior credit quality of our wholesale and SME banking customers, (ii) an annual increment of 6 bp . in our past - due ratio for consumer loans from 1 . 74 % in June 2024 to 1 . 80 % in June 2025 , which is to some degree explained by a less favourable economic environment for individuals, and (iii) as noted in the previous quarterly report and aligned with the trend seen for the industry, our delinquency in residential mortgage loans that has also continued to rise above pre - pandemic levels by reaching 1 . 41 % in June 2025 that is 19 bp . above the level posted in June 2024 while also keeping over our historical average of ~ 1 . 0 % seen before December 2019 . Based on the above, we have continued to outperform the banking industry in delinquency by achieving a favourable gap of 85 bp . in the total past - due loans ratio as of June 30 , 2025 . | 35

Management Discussion & Analysis Looking forward, regardless of the recent moderation shown by past - due ratios in the 2 Q 25 , we continue to expect our delinquency indicators to gradually converge to more normal levels in both the retail and wholesale banking segments . Thus, we foresee that our total past - due loans ratio should continue to gradually decrease as long as the economic activity gains momentum, excluding the potential impact of local and external risk factors . Operating Expenses 2 Q 25 vs . 2 Q 24 In the 2 Q 25 , our Operating Expenses amounted to Ch $ 280 , 934 million, which represents a tempered annual rise of Ch $ 8 , 131 million or 3 . 0% , from the figure posted in the 2 Q 24 . It Is worth noting that the expansion of our cost base continues to be below inflation for the period . Operating Expenses (In Millions of Ch$) 2Q24 2Q25 +0.8% 1,098 139,522 138,424 Personnel expenses +4.3% 4,393 107,074 102,681 Administrative expenses +1.4% 322 23,708 23,386 Depreciation and Amort. +71.4% 1,013 2,431 1,418 Impairments +18.9% 1,305 8,199 6,894 Other Oper. Expenses +3.0% 8,131 280,934 272,803 Total Operating Expenses bp. / % 2Q25 2Q24 Additional Information +145bp 36.8% 35.4% Op. Exp. / Op. Rev. +6bp 2.1% 2.0% Op. Exp. / Avg. Assets (6.7)% 11,152 11,955 Headcount (#) - EOP (6.7)% 224 240 Branches (#) - EOP In Millions of Ch$ Quarter Change 2Q25/2Q24 Ch$ % Main explanatory factors behind the annual variation in operating expenses were, as follows: ⭬ An annual increase of Ch $ 4 , 393 million or 4 . 3 % in administrative expenses that reached Ch $ 107 , 074 million in the 2 Q 25 . This performance was principally explained by : (i) increased IT - expenses by Ch $ 1 , 606 million fostered by updates in software licencing, (ii) an annual increment of Ch $ 1 , 450 million in marketing expenses related to sponsorships supporting diverse activities associated with our Commitment to Chile, together with the promotion of benefits and attributes of our main commercial products, and (iii) an annual increase of Ch $ 585 million in rentals, mostly linked to ATM locations and the effect of cumulative inflation . ⭬ Higher other operating expenses by Ch $ 1 , 305 million or 18 . 9 % on an annual basis due to increased recoveries of operational write - offs in the 2 Q 24 , principally linked to external and electronic fraud, which reduced basis for comparison. ⭬ An annual increment of Ch $ 1 , 098 million or 0 . 8 % in personnel expenses that totalled Ch $ 139 , 522 million in the 2 Q 25 , as a consequence of both higher severance payments stemming from organizational restructuring carried out during the quarter and an increase in bonuses paid to staff of two of our subsidiaries following collective bargaining processes carried out in the 2 Q 25 . These factors were partly offset by lower salaries and other staff - related payments, which jointly represented lower expenses by Ch $ 523 million, partly explained by the annual decline of 6 . 6 % in average headcount when compared to the 2 Q 24 . ⭬ An annual increase of Ch $ 1 , 013 million or 71 . 4 % in impairments, which was mostly due to : (i) impairments booked in April 2025 , related to fees accrued by our Mutual Funds subsidiary on three specific investment funds, and (ii) the recognition of an impairment associated with fees accrued on a specific deal carried out by our Investment Banking subsidiary . 2025 YTD vs . 2024 YTD Operating Expenses recorded an annual increment of Ch $ 5 , 325 million or 1 . 0 % on an annual basis by reaching Ch $ 561 , 972 million as of June 2025 . The contained increase in operating expenses demonstrates both our ongoing efforts in cost control initiatives and our sustained focus on driving efficiency across the corporation through the adoption of digital solutions . Operating Expenses (In Millions of Ch$) +0.2% 604 280,438 279,834 Personnel expenses +1.1% 2,266 214,170 211,904 Administrative expenses +1.2% 567 47,355 46,788 Depreciation and Amort. +61.4% 928 2,440 1,512 Impairments +5.8% 960 17,569 16,609 Other Oper. Expenses +1.0% 5,325 561,972 556,647 Total Operating Expenses bp. / % Jun - 25 Jun - 24 Additional Information +57bp 36.4% 35.9% Op. Exp. / Op. Rev. +9bp 2.1% 2.0% Op. Exp. / Avg. Assets (6.7)% 11,152 11,955 Headcount (#) - EOP (6.7)% 224 240 Branches (#) - EOP Year - to - Date Jun - 24 Jun - 25 Change Jun - 25/Jun - 24 Ch$ % In Millions of Ch$ These figures were mostly explained by : ⭬ An annual increase of Ch $ 2 , 266 million or 1 . 1 % in administrative expenses mainly explained by : (i) an annual increment of Ch $ 1 , 390 million in marketing expenses, (ii) increased IT - expenses by Ch $ 1 , 252 million, and (iii) an annual rise of Ch $ 853 million in rentals . All these increments | 36

Management Discussion & Analysis were mostly explained by the same reasons mentioned for quarterly figures . On the other hand, these drivers were to some extent offset by lower expenses related to maintenance of fixed assets, due to lower ATM - related expenses after the relocation carried out last year . ⭬ Other operating expenses that reached Ch $ 17 , 569 million as of June 2025 , which indicates an annual rise of Ch $ 960 million or 5 . 8 % from the figure posted as of June 2024 . The main reason behind this increase relates to recoveries of operational write - offs recognized in the 1 H 24 . ⭬ An annual increase of Ch $ 928 million in impairments that amounted to Ch $ 2 , 440 million as of June 2025 . This change was largely attributable to fees accrued by both the Mutual Funds and Investment Banking subsidiaries, as explained for quarterly figures . Efficiency Ratio We recorded an efficiency ratio of 36 . 8 % and 36 . 4 % in the 2 Q 25 and as of June 2025 , representing annual change of 145 bp . and 57 bp . when compared to the 2 Q 24 and as of Jun 24 , respectively . We have successfully managed to sustain a disciplined spending culture throughout the year in accordance with our strategic goals, ensuring that our main cost line - items remain well - controlled and aligned with core revenue sources . Based on the above, we outperformed the industry’s efficiency ratio by 576 bp . in the 2 Q 25 and 748 bp . as of Jun 25 . Efficiency Ratio (1) (Operating Expenses / Operating Revenues) 35.4% 36.8% 35.9% 36.4% 43.6% 42.6% 44.1% 43.9% 2Q24 2Q25 Jun - 25 Jun - 24 BCH Industry (1) Industry  s ratios for the 2Q25 consider the three - month period ended on May 31, 2025 while year - to - date ratios consider information as of May 31, 2025. | 37 Income Tax 2 Q 25 vs . 2 Q 24 Our income tax accounted for Ch $ 80 , 447 million in the 2 Q 25 , which denotes a slight annual increase of Ch $ 845 million or 1 . 1 % when compared to the 2 Q 24 . This increment was mainly explained by the joint effect of : (i) lower inflation effect on our capital base (which is tax deductible as permitted by the Chilean Tax Law), since the inflation (measured as CPI variation for tax purposes), which translated into higher income tax by Ch $ 4 , 739 million on an annual basis, and (ii) lower tax deductions by Ch $ 936 in the 2 Q 25 when compared to the 2 Q 24 . These effects were partly offset by a decrease of Ch $ 17 , 888 million or 4 . 4 % in income before income tax, which translated into lower income tax by Ch $ 4 , 830 million, at the statutory corporate tax rate of 27 % in the 2 Q 25 when compared to the 2 Q 24 . All in all, we reached an effective rate of 20 . 9 % in the 2 Q 25 that compares to the 19 . 7 % registered in the 2 Q 24 . 2025 YTD vs . 2024 YTD As of June 30 , 2025 , our income tax amounted to Ch $ 159 , 477 million, which is Ch $ 5 , 804 million below the amount recorded in the 1 H 24 . The main underlying cause for this change was the effect of higher inflation – measured as CPI variation for tax purposes – on our capital base in the 1 H 25 when compared to the 1 H 24 that translated into lower income tax by Ch $ 9 , 063 million on an annual basis, since inflation effect on equity is tax deductible under the Chilean tax law . This factor was to some degree offset by : (i) an increase of Ch $ 6 , 752 million or 0 . 9 % in income before taxes in the 1 H 25 when contrasted to the 1 H 24 , which results in higher income tax of Ch $ 1 , 823 million at the current corporate tax rate of 27% , and (ii) lower tax deductions by Ch $ 1 , 436 million . As of June 30 , 2025 , our effective tax rate stood at 20 . 1% , which is slightly below the 21 . 0 % recorded in the same period last year .

Management Discussion & Analysis Business Segments Performance 2Q25 and 2025 YTD (In Millions of Ch$) Our income before income tax amounted to Ch $ 385 , 314 million in the 2 Q 25 . This level denotes an annual decrease of Ch $ 17 , 888 million or 4 . 4 % when compared to the 2 Q 24 . During the 2 Q 25 the main source of income before income tax was the Retail Banking segment that represented 49 . 2 % of the total pre - tax income, followed by the Wholesale Banking segment that explained 39 . 9 % of the total amount . To a lesser degree, our Subsidiaries and Treasury business contributed with 6 . 4 % and 4 . 5% , respectively . For the six - month period ended on June 30 , 2025 , our pre - tax income amounted Ch $ 793 , 288 million, which is Ch $ 6 , 752 million above the figure recorded in the same period of 2024 . In terms of composition, in the 1 H 25 our pre - tax income was primarily supported by the performance of our Retail Banking segment that represented 49 . 3 % of the total amount, followed by the Wholesale Banking segment with a share of 40 . 0 % of our total income before income tax . As usual, these business segments were followed by our Subsidiaries and Treasury that represented 7 . 0 % and 3 . 7 % of our total pre - tax income, respectively . Year - to - Date Pre - Tax Income by Business Segment (In Millions of Ch$) 786,536 793,288 47,117 55,521 341,868 317,469 373,399 391,055 24,152 29,243 Jun - 24 Jun - 25 Treasury Retail Banking Wholesale Banking Subsidiaries Quarterly Pre - Tax Income by Business Segment (In Millions of Ch$) 403,202 385,314 21,722 24,529 174,942 153,641 194,154 189,673 12,384 17,470 2Q24 2Q25 Treasury Retail Banking Wholesale Banking Subsidiaries | 38

Management Discussion & Analysis Retail Banking Segment The Retail Banking segment recorded pre - tax income of Ch $ 189 , 673 million in the 2 Q 25 , reflecting a tempered annual decrease of Ch $ 4 , 481 million or 2 . 3 % when compared to the same period last year . This change was mainly the result of : (i) an annual rise of Ch $ 5 , 863 million or 3 . 0 % in operating expenses, explained by higher administrative expenses linked to IT - related items, marketing activities and rentals associated to ATMs locations, and (ii) a slight annual decline of Ch $ 3 , 358 million or 0 . 7 % in operating revenues, mainly influenced by lower income from term gapping, which is partly allocated to this segment . From a positive point of view, these factors were to some degree offset by an annual decrease of Ch $ 4 , 740 million or 5 . 2 % in ECL, primarily explained by a net credit quality improvement in relation to the customers’ payment capacity as reflected by past - due indicators that have declined since the peak posted in 2024 , particularly in consumer and commercial loans . For the 1 H 25 , the Retail Banking segment recorded a pre - tax income of Ch $ 391 , 055 million, which is Ch $ 17 , 656 million or 4 . 7 % above the amount posted in the 1 H 24 . This positive performance was mainly the result of : (i) lower ECLs by Ch $ 15 , 695 million in the 1 H 25 when compared to the 1 H 24 , mostly due to a net credit quality improvement fostered by decreased delinquency, and (ii) an annual increase Ch $ 5 , 947 million in operating revenues, owing to increased income from loans, particularly steered by consumer and commercial loans, and – to a lesser degree – higher contribution of demand deposits managed by the segment to our cost of funds on the grounds of greater average balances, which more than offset the impact of decreased income from term gapping that is partly allocated to this segment . To a lesser degree, these positive factors were partly offset by an annual increase of Ch $ 3 , 986 million or 1 . 0 % in operating expenses, due to similar reasons mentioned in the quarterly figures . Wholesale Banking Segment The Wholesale Banking segment posted income before income tax of Ch $ 153 , 641 million in the 2 Q 25 , which represents an annual decrease of Ch $ 21 , 301 million or 12 . 2 % when compared to the same period last year . This performance was mainly the result of : (i) lower operating revenues by Ch $ 15 , 310 million or 6 . 7 % on an annual basis, due to decreased income from term gapping that is partly allocated to this segment, which coupled with lower contribution of demand deposits managed by this segment to our cost of funds, primarily as result of the decline in short - term interest rates and relatively flat average balances, and (ii) an annual increment of Ch $ 5 , 685 million in ECLs in the 2 Q 25 when contrasted to the 2 Q 24 , which was mainly attributable to weakened risk profiles of certain specific customers associated to different industries . As of June 30 , 2025 , the Wholesale Banking Segment reached a pre - tax income of Ch $ 317 , 469 million, which was Ch $ 24 , 399 million or 7 . 1 % below the level recorded in the same period of 2024 . This decline was mostly explained by an annual decline of Ch $ 28 , 558 million in operating revenues, which in turn was mainly caused by lower income from term gapping that is partly allocated to this segment . On the other hand, this factor was to some degree offset by an annual decreased of Ch $ 4 , 896 million in ECL, as a result of strengthened risk profiles of some borrowers belonging to both the real estate and construction industries . | 39

Management Discussion & Analysis Treasury Segment Our Treasury posted an income before income tax of Ch $ 17 , 470 million in the 2 Q 25 , which denotes an annual rise of Ch $ 5 , 086 million or 41 . 1 % in comparison with the 2 Q 24 , which is almost totally explained by an annual increase of Ch $ 5 , 550 million in operating revenues . In turn, the top line recorded by our treasury was primarily the result of : (i) an annual increase of Ch $ 4 , 910 million in revenues generated by our Debt Securities desk, mostly underpinned by both favorable changes in market factors by the beginning of the 2 Q 25 and lower cost of funds on the grounds of the decrease in short - term interest rates, all of which benefited positions in fixed - income instruments, particularly those denominated in local currency, and (ii) revenues from the management of our Trading desk (fixed - income instruments and derivatives held for trading) that increased Ch $ 578 million, primarily due to improved bilateral credit valuation adjustments for derivatives given by favourable changes in credit spreads that enabled us to more than offset lower marking - to - market explained by an enhanced performance in the 2 Q 24 following positive changes in market factors . As of June 30 , 2025 our Treasury recorder a pre - tax income of Ch $ 29 , 243 million, which represents an annual rise of Ch $ 5 , 091 million or 21 . 1 % when compared to the 1 H 24 . This positive change was explained by mixed factors, including : (i) improved financial performance of our Debt Securities desk that manages fixed - income instruments denominated in both local and foreign currency, which resulted in higher annual revenues by Ch $ 8 , 633 million, primarily as a consequence of favourable changes in local interest rates, particularly by the end of the 1 Q 25 and the beginning of the 2 Q 25 , which coupled with lower cost of funds on the grounds of the slide in short - term interest rates, and (ii) lower impairment of financial assets by Ch $ 992 million, given improved financial condition of some counterparties, particularly in the financial services sector . These factors were to some degree offset by a yearly decline of Ch $ 5 , 922 million in results from the management of our Trading desk (fixed - income instruments and derivatives held for trading) explained by a comparison base effect caused by very favorable changes in market factors in the 1 H 24 . Subsidiaries In the 2 Q 25 our Subsidiaries recorded a pre - tax income of Ch $ 24 , 529 million, which is Ch $ 2 , 807 million or 12 . 9 % above the level posted in the 2 Q 24 . This change relied mainly on : (i) higher pre - tax income generated by our Mutual Funds and Investment Funds subsidiary by Ch $ 4 , 161 million or 44 . 6% , given further fee - income resulting from a 16 . 6 % annual growth in average AUM, given the launch of new series of mutual funds last year, (ii) a yearly increase of Ch $ 713 million in income before income tax earned by our Stock Brokerage subsidiary due to increased fee - income as a result of a 35 . 9 % rise in stock trading turnover, which is aligned with boosting traded volumes in the local market in 2025 , which was partly offset by higher personnel expenses due to the collective bargaining process carried out in the 2 Q 25 . These factors were to some extent offset by an annual decline of Ch $ 1 , 048 million in pre - tax income posted by our Insurance Brokerage subsidiary, as a consequence of lower written premiums intermediated by this subsidiary primarily as a consequence of specific dynamics taking place in the casualty insurance business associated with mortgage loans . As of June 30 , 2025 our Subsidiaries posted a pre - tax income of Ch $ 55 , 521 million, which indicates an annual rise of Ch $ 8 , 404 million or 17 . 8 % when compared to the 1 H 24 . This change was mainly fostered by : (i) greater pre - tax income from our Mutual Funds and Investment Funds subsidiary by Ch $ 8 , 760 million or 44 . 8% , largely due to higher fee - income earned on average AUM that soared 17 . 5 % on an annual basis on the grounds of improved commercial strategies, and (ii) an annual rise of Ch $ 1 , 470 million in the bottom lined of our Stock Brokerage subsidiary due to the 88 . 5 % increase in stock trading turnover, mainly concentrated in the 1 Q 25 , which was partly offset by increased personnel expenses owing to the collective bargaining process of 2 Q 25 . These effects were to some degree offset by an annual decline of Ch $ 1 , 465 million in the bottom line of our Insurance Brokerage subsidiary, due to the same reason mentioned for quarterly figures . | 40

Management Discussion & Analysis Balance Sheet Analysis As of June 2025 (In Millions of Ch$) Loan Portfolio Loan growth continues to be subdued . During the 2 Q 25 we have not seen significant changes in borrowing in the retail or the wholesale banking segment . In this regard, lending trends have continued to be mixed and to some extent decoupled from macroeconomic figures that have improved moderately but steadily . In this regard, the Monthly Economic Activity Indicator (IMACEC) suggests the local economy grew 2 . 5 % as of May 31 , 2025 , particularly steered by economic sectors, such as Commerce and Manufacturing that would have expanded by 6 . 0 % and 3 . 2% , respectively, over the same period, which would indicate a more dynamic private spending that should translate, for instance, into a stronger demand for consumer loans . This is also congruent with the evolution of some leading spending indicators, such as the Monthly Retail Sales Index and Supermarket Sales that accumulated annual growth rates of 1 . 8 % and 2 . 0% , respectively, as of the same date . Similarly, both the Production and the Manufacturing Monthly Indicators recorded expansions of 1 . 6 % and 1 . 4% , respectively . Additionally, other IMACEC components, such as the Services and the Mining sectors grew 1 . 8 % and 3 . 4 % respectively, in the same period, both involved in the demand for commercial loans from both the SMEs and corporations . Nevertheless, as noticed last quarter, the above trends differ from the results of the Quarterly Credit Survey conducted by the Chilean Centra Bank, which demonstrate that the demand and the supply for loans do not present significant changes . In this regard, demand in personal banking would appear to be a bit less dynamic in consumer loans while not displaying major changes in residential mortgage loans . Instead, supply conditions would not seem to have significant changes . In commercial loans, instead, the Central Bank revealed a weakened demand from SMEs and companies from the construction and the real estate sectors, while demand from other companies classified as Corporations do not appear to have changed . Overall, this evidence suggests that private investment remains constrained, given a business sentiment that is just showing some signs of recovery . From the supply perspective, the Central Bank’s survey does not report significant changes in terms of granting conditions regardless of the type of credit or counterparty . In this environment, we have managed to grow faster than the industry over the last 12 months, particularly in commercial loans and residential mortgage loans, although the trends mentioned earlier have taken a toll on the expansion of our loan book as well . All in all, our loan book reached Ch $ 39 , 374 , 489 million as of June 30 , 2025 , which is 3 . 9 % above the Ch $ 37 , 910 , 467 million recorded as of June 30 , 2024 . Although this figure represents a real annual contraction of ~ 0 . 6% , it is worth noting we recorded positive real growth of ~ 0 . 3 % on a quarterly basis . Commercial loans, that keep on conducting the track followed by total loans, continue to be constrained across the industry, given the combined effect of subdued investment, sluggish business sentiment, headwinds faced by some industries and a still uncertain political landscape given the upcoming presidential election . However, we have been able to grow above the industry in this lending product over the last 12 months . In personal banking loans, in turn, residential mortgage loans have continued to steer loan growth, while consumer loans grew in line with 12 - month inflation . Loan Portfolio Evolution (In Millions of Ch$ and %) 19,888,075 12,691,505 13,719,761 5,330,887 5,551,306 5,571,466 37,910,467 38,875,120 39,374,489 Jun - 24 Commercial Loans Dec - 24 Residential Loans Jun - 25 Consumer Loans 13,218,586 +3.8% +3.9% 20,105,228 (0.1)% 20,083,262 51% 35% 14% +0.4% +1.3% | 41

Management Discussion & Analysis Retail Banking 25,963,842 65.9% Individuals 20,681,214 52.5% | 42 SMEs 5,282,628 13.4% Large Companies 5,522,375 14.0% In detail, our balances of residential mortgage loans expanded 8 . 1 % in nominal terms as of June 30 , 2025 when compared to the same period of 2024 . As we have stressed in previous reports, growth drivers for this lending product continue to be determined by demographic trends in the housing market rather than economic fundamentals . As for consumer loans, as highlighted in the past, our portfolio has decelerated in the margin over the last quarters as evidenced by a 12 - month nominal growth of 4 . 5 % as of June 2025 , which denotes a flat trend in real terms . Although household consumption seems to be recovering, higher - than - normal borrowing costs and a slightly higher unemployment rate continue to be affecting the demand for this lending family across the industry . However, we have grown slower than the industry in consumer loans, since industry’s loan growth in this lending family has been steered by expansions in the low - and middle - income segments, which are not part of our business targets . Regarding commercial loans, as mentioned earlier, loan growth remains contained for the industry and us, as portrayed by the 12 - month nominal expansion of 1 . 0 % we recorded as of June 30 , 2025 . In regard to the composition of our loan portfolio by business segment, as of June 30 , 2025 the Retail Banking segment continued to be the most important one by managing total loans for an amount of Ch $ 25 , 963 , 842 million, including both personal banking and SMEs banking loans, that represent 65 . 9 % of our whole loan book . In addition, the Wholesale Banking segment currently handles total loans of Ch $ 13 , 410 , 649 million, which represents a share of 34 . 1 % of our loan portfolio, including loans managed by both our Corporations and Large Companies banking units . Loans by Segment (In Millions of Ch$ and %) Wholesale Banking 13,410,649 34.1% Corporate 7,888,274 20.0% In the case the Retail Banking segment, as of June 30 , 2025 the loan portfolio was composed of both Personal Banking loans accounting for Ch $ 20 , 681 , 214 million or 52 . 5 % of our total loan book and 79 . 7 % of the Retail Banking portfolio, and loans granted to SMEs amounting to Ch $ 5 , 282 , 628 million or 20 . 3 % of the Retail Banking book . As of the same date, the Wholesale Banking loan book included credits granted to Corporations for an amount of Ch $ 7 , 888 , 274 million or 58 . 8 % of the segment’s portfolio and loans provided to Large Companies totalling Ch $ 5 , 522 , 375 million, which represented 41 . 2 % of the segment’s portfolio . On an annual basis, the Retail Banking loan book increased Ch $ 1 , 488 , 837 million or 6 . 1 % as of June 30 , 2025 . This expansion was certainly concentrated on Personal Banking loans by approximately 84% , which in turn were primarily steered by growth in residential mortgage loans . To a lesser degree, consumer loans and SME loans managed to grow slightly above 12 - month inflation due to diverse factors affecting demand for loans . Thus, whereas consumer loans have slowed down over the last quarters, SME loans seem to be recovering in the margin after dealing with prolonged periods of contraction, as mentioned in the last reports . Therefore, loan growth in the Retail Banking segment may be summarized, as follows : ⭬ Personal Banking loans increasing Ch $ 1 , 248 , 666 million or 6 . 4 % in nominal terms as of June 30 , 2025 when contrasted to June 2024 , prompted by the following drivers : Residential Mortgage loans that grew by Ch $ 1 , 028 , 256 million or 8 . 1 % from the Ch $ 12 , 691 , 505 million recorded on June 30 , 2024 . This expansion denotes an annual real growth rate of ~ 3 . 6% , which is slightly above the level recorded over the last quarters (~ 3 . 0 % on average) . As noted in previous reports, residential mortgage loans have continued to be main engine for loan growth in our portfolio, which is aligned with the evidence observed across the board while being promoted by demographic changes that continued to conduct the housing market . Within this environment, we have pursued to keep a balanced risk - return relationship by taking advantage of our knowledge of the needs and life cycle of our premium personal banking customers, which has enabled us to reach a residential mortgage loan origination of Ch $ 804 , 645 million in the 1 H 25 , which denotes a 14 . 1 % annual increase . It is worth to note that residential mortgage loans are a low lending spread product but reinforce long - term relationships with our customers, which in the end enables us to improve cross - selling and customer loyalty . Consumer loans that increased Ch $ 240 , 579 million or 4 . 5 % on an annual basis, from Ch $ 5 , 330 , 887 million in June 2024 to Ch $ 5 , 571 , 466 million as of June 30 , 2025 . This figure reaffirms the moderate slowdown we have seen over the last quarters in nominal terms while representing a flat trend in real terms . This has basically been rooted in the deceleration observed in installment loans, which has to some extent offset by the dynamism of credit card loans .

Management Discussion & Analysis As a matter of fact, credit card related loans grew Ch $ 156 , 373 million or 8 . 4 % in nominal terms by amounting to Ch $ 2 , 010 , 202 million as of June 30 , 2025 in comparison with the Ch $ 1 , 853 , 829 million in June 2024 . This expansion is aligned with annual growth observed last quarter, which becomes especially significant in light of the prevailing cost of credit for borrowers in these types of credits, as the monetary policy interest rate is taking longer - than - expected to return to its neutral level . Furthermore, the tempered rebound displayed by household consumption appears to be supporting the expansion of revolving loans as well . On the other side of the story, installment loans reached Ch $ 3 , 279 , 424 million as June 30 , 2025 , which denotes an increase of Ch $ 78 , 880 million or 2 . 5 % when compared to the Ch $ 3 , 200 , 543 million posted in June 2024 . As we have pointed out in previous reports, we have devoted efforts to continuously enhance value offerings for our premium customer base, primarily on the grounds of our competitive cost of funds, in – depth customer knowledge and effective risk origination models . Nevertheless, installment loan origination – that totalled Ch $ 1 , 075 , 581 million in the 1 H 25 and posted an annual rise of 4 . 6% – has enabled us to hardly replace the amortization of formerly granted loans, denoting a slowdown in these types of credits . Even though this is a phenomenon seen across the board over the last quarters, we have grown slower than the rest of the industry as some market players have focused their growth in low - and middle - income segments . ⭬ In a different fashion, SME Banking loans accounted for Ch $ 5 , 282 , 628 million as of June 30 , 2025 , which represents a yearly expansion of Ch $ 240 , 171 million or 4 . 8 % when compared to the Ch $ 5 , 042 , 457 million recorded as of June 30 , 2024 . As we outlined in previous reports, the SME subsegment is denoting heightened dynamism . Overall, total loans granted to these customers are growing slightly above 12 - month inflation after many periods performing below this metric . However, it is worth noting that the general growth rate is composed of : (i) Fogape loans granted in the context of the COVID pandemic, which continue to steadily amortize, as denoted by an annual decrease of Ch $ 238 , 220 million in June 2025 when compared to June 2024 , and (ii) Non - Fogape loans that keep on gaining momentum quarter by quarter as demonstrated by an annual expansion of Ch $ 450 , 815 million or 8 . 1 % in the last 12 months . Regarding our Wholesale Banking segment, this loan book recorded a moderate decrease of Ch $ 24 , 814 million or 0 . 2 % from the Ch $ 13 , 435 , 463 million registered as of June 30 , 2024 to the Ch $ 13 , 410 , 649 million recorded as of June 30 , 2025 . Undoubtedly, the current economic outlook characterized by lower business confidence and sluggish private investment continues to be the main factor explaining subdued loan growth in this segment . Likewise, there are some specific industries that | 43 continue to display weakened financial conditions as mentioned in the past . Nonetheless, the performance of the Wholesale Banking segment as of June 30 , 2025 is composed of mixed trends, as reflected by : ⭬ An annual decrease of Ch $ 219 , 636 million or 2 . 7 % in the loan book handled by our Corporate Banking Unit, which reached Ch $ 7 , 888 , 274 million as of June 30 , 2025 in relation to the Ch $ 8 , 107 , 720 million recorded in June 2024 . As pointed out earlier, economic and financial trends have continued to negatively impact loan growth in this subsegment, due to both lower capital expenditures and still deteriorated business sentiment . More recently, the volatility caused by both geopolitical conflicts in Middle East and doubts on the aftermaths of the foreign trade policy driven by the current U . S administration on global trade have also increased uncertainty . Within this context, the annual decline in this loan book was mainly explained by : (i) Trade Finance loans managed by this banking unit that went down by Ch $ 276 , 023 million or 28 . 1% , which was partly explained by the previously mentioned appreciation of the Chilean peso against the U . S . dollar, and (ii) an annual decline of Ch $ 33 , 447 million or 7 . 7 % in Factoring loans . These factors were to some extent offset by a yearly expansion of Ch $ 90 , 191 million or 1 . 4 % in Commercial Credits, which was supported by specific lending operations carried out this year associated with M&A transactions taking place in the local market that resulted in increased loan balances handled by our Family Office banking unit while enabling us to offset lower loan balances linked to the public infrastructure, natural resources and local financial sectors . ⭬ An annual increase of Ch $ 194 , 822 million or 3 . 7 % in loans managed by our Large Companies Banking Unit from Ch $ 5 , 327 , 553 million as of June 30 , 2024 to Ch $ 5 , 522 , 375 million recorded in June 2025 . In turn, this annual change relied on : (i) Commercial Credits that grew Ch $ 126 , 137 million or 4 . 2 % over the same period, which is particularly important as this subsegment also has Fogape loan balances in the portfolio that continues to amortize, and (ii) an annual increment of Ch $ 67 , 097 million or 5 . 9 % in Leasing loans, which is aligned with efforts we have put over the last couple years that pursue to improve value offerings for this product in the Wholesale Banking segment . Going forward, we expect loan growth to gain momentum based on expansions in both consumer and commercial loans as we expect recovery in both private investment and household consumption . In this regard, in the last Monetary Policy Report (MPR) of June 2025 , the Central Bank maintained the baseline scenario for private investment by predicting a 3 . 7 % growth in 2025 while improving the baseline scenario for household consumption in the margin from a forecast of 2 . 0% (March 2025 ) to a 2 . 2 % increase in 2025 . These trends should translate into strengthened demand for loans from companies and, to a lesser degree, from individuals . Furthermore, a more expansionary stance by the Central Bank in coming quarters should also

Management Discussion & Analysis underpin household consumption by reducing borrowing costs for both revolving credits, such as credit cards and credit lines, and installment loans . Notwithstanding these drivers, it is worth noting that there still exist some doubts on the evolution of geopolitical conflicts in the Middle East and the outcome of negotiations between the U . S . and its commercial partners on tariffs, which are still in progress while causing some disruptions in the international supply chain . In this regard, the U . S . administration has recently set a 50 % tariff on copper imports, which is the main Chilean exporting product, and 10 % general tariff for all imports from Chile . Nevertheless, it is not yet clear the impact these measures could have on local economic dynamism and overall business activity in the short - term as many definitions and negotiations are still pending . On the whole, putting external risks aside, we expect our loan book to grow above the industry over the rest of 2025 in the range of 4 . 0 % to 4 . 5 % in nominal terms . Market Share in Loans (1) (% as of the end of each period) 16.1% 16.0% 16.3% 16.3% 16.1% 15.9% 16.2% 16.1% 16.2% 16.1% 18.8% 18.7% 18.6% 18.5% 18.5% 15.3% 15.4% 15.5% 15.6% 15.6% May - 24 Sep - 24 Total Loans Commercial Loans Dec - 24 Mar - 25 May - 25 Consumer Loans Residential Loans (1) Excluding operations of subsidiaries abroad. Regarding market share, as of May 31 , 2025 (latest available information released by the CMF), we had a market stake of 16 . 2 % in total loans, which denotes an increment of 11 bp . when compared to May 2024 . This market share gain was fostered by : (i) increased market presence in residential mortgage loans in which we seize 30 bp . of market stake (from the 15 . 3 % recorded in May 2024 ) based on both our competitive cost of funds and deep customer knowledge, and (ii) a 7 bp . market share rise in commercial loans (from 16 . 0 % registered in May 2024 ), which seems to be in line with the value offerings we have set for different lending products across all business segments that have positioned us more favorably when compared to our relevant peers . Instead, we recorded and annual market share drop of 33 bp . in consumer loans from the 18 . 8 % reached in June 2024 , which is mainly explained by the efforts displayed by some market players to gain market share in the low - and middle - income segments . Going forward, we pursue to increase our market positioning in total loans in the range of 5 bp . to 10 bp . by December 2025 , as compared to December 2024 . To do this, we expect to grow above the industry in commercial loans and while retaking the pace of growth in consumer loans . Also, we aim to maintain the current market stake in residential mortgage loans . Securities Portfolio As of June 30 , 2025 we had total securities amounting to Ch $ 6 , 704 , 932 million, which denotes an increase of Ch $ 189 , 118 million or 2 . 9 % when compared to the Ch $ 6 , 515 , 814 million recorded as of June 30 , 2024 . This change was caused by a combination of factors including the full repayment of the FCIC obligation with the Central Bank in July 2024 and, on the other hand, increased positions in trading securities taken by our treasury in the 2 Q 25 . Central Bank & Government 4,408,178 65.7% Local Banks 1,629,565 24.3% Securities Portfolio by Type of Instrument (1) (In Millions of Ch$ and %) Local Corporate Bonds 64,675 1.0% Foreign Issuers 195 , 644 2.9% Mutual Funds & Other 406,870 6.1% (1) Mututal Funds & Other instruments include minor positions in equity instruments held by our Securities Brokerage subsidiary. | 44 As noted in previous reports, our Securities Portfolio is strongly invested in high - quality liquid assets (HQLA), which has enabled us to display solid liquidity indicators overtime and once the FCIC obligation has already been paid off . In this regard, as of June 30 , 2025 , fixed - income instruments issued by both the Chilean Central Bank and the Chilean Government represented 65 . 7 % of our overall Securities Portfolio, including instruments measured at fair value through both profit and losses (FVTPL or Trading hereafter), other comprehensive income (FVTOCI hereafter) and amortized cost (AC hereafter) . Other kinds of financial instruments in our Securities Portfolio included : (i) bonds and certificates of deposit (CD hereafter) issued by local banks that

Management Discussion & Analysis accounted for 24 . 3% , (ii) mutual funds and other securities amounting to 6 . 1% , where mutual funds are mostly invested in fixed - income instruments issued by the Central Bank and the Chilean Government, and some minor equity positions held by our Securities Brokerage subsidiary, (iii) long - term bonds denominated in foreign currency, primarily associated with instruments issued by U . S . banks and, to a lesser degree, by local corporations and the U . S . Federal reserve, all concentrating 2 . 9 % of the total Securities Portfolio, and (iv) bonds issued by local corporations and denominated in local currency that represented 1 . 0 % of our Securities Portfolio . From the investment standpoint, as of June 30 , 2025 , our Securities Portfolio was composed of : ⭬ Securities measured at FVTOCI amounting to Ch $ 2 , 962 , 470 million, which equals 44 . 2 % of our Securities Portfolio . These kinds of instruments are primarily related to securities issued by local banks, especially CDs, which accounted for Ch $ 1 , 503 , 956 million as of the same date while concentrating 50 . 8 % of the total FVTOCI portfolio . Likewise, the FVTOCI portfolio also contains securities issued by the Chilean Government amounting to Ch $ 1 , 198 , 215 million or 40 . 4 % of that portfolio . Other minor positions included in our FVTOCI portfolio, were concentrated in : (i) fixed - income instruments denominated in foreign currency, largely associated with bonds issued by U . S . banks, that totalled Ch $ 195 , 644 million and represented 6 . 6 % of the FVTOCI portfolio as of June 2025 , and (ii) corporate bonds denominated in local currency amounting to Ch $ 64 , 655 million or 2 . 2 % of this portfolio as of the same date . It is worth noting that during the 2 Q 25 we exchanged bonds issued by the Chilean Government that were close to maturity (2026) and formerly booked as fixed - income instruments measured at AC, for newly issued bonds maturing in 2027 . The new bonds were booked as part of our FVTOCI portfolio . ⭬ Debt securities held for Trading accounting for Ch $ 2 , 875 , 353 million as of June 30 , 2025 . In consistency with the trends displayed in the past, our Trading portfolio continues to be highly concentrated in Central Bank’s notes (PDBC hereafter) amounting to Ch $ 2 , 367 , 976 million as of the same date, which are very short - term instruments utilized by our Treasury to manage daily cash surplus / needs . The remaining stock of trading fixed - income securities is mostly linked to bonds issued by both the Chilean Central Bank and the Chilean Government, in which our Treasury increased positions in the 2 Q 25 on the grounds of short - term expectations on the main market factors, such as inflation and local interest rates over the rest of the year . ⭬ Financial instruments measured at AC that totalled Ch $ 460 , 239 million as of June 30 , 2025 , which represents 6 . 9 % of our Securities Portfolio . In the 2 Q 25 , this portfolio almost halved due to the exchange of bonds issued by the Chilean Government, as previously mentioned . 1,179,535 2,724,396 2,088,345 2,875,353 1,714,381 2,962,470 2,176,261 944,074 460,239 435,622 411,689 6,515,814 5,158,489 ⭬ Other instruments that totalled Ch $ 406 , 870 million as of June 30 , 2025 . These securities are primarily composed of mutual funds (invested in fixed - income securities) that represent 99 . 3 % of the total amount and are taken by our Treasury for liquidity management purposes . The remaining amount is invested in minor equity positions held by our Securities Brokerage subsidiary . In terms of the recent evolution of our Securities Portfolio, as of June 30 , 2025 it had posted an increase of Ch $ 189 , 118 million or 2 . 9 % when compared to June 2024 , while presenting an increase of Ch $ 1 , 546 , 443 million or 30 . 0 % in relation to December 31 , 2024 . Securities Portfolio by Investment Purpose (1) (In Millions of Ch$) 6,704,932 406,870 Dec - 24 Jun - 24 Trading Securities Amortized Cost Jun - 25 Fair Value Through OCI Other Instruments | 45 (1) Other Instruments include minor positions in equity instruments held by our Securities Brokerage subsidiary. On an annual basis, the increase was principally explained by : ⭬ An annual increment of Ch $ 1 , 695 , 818 million or 143 . 8 % in Securities Held for Trading between June 2024 and June 2025 . This change was largely supported by increased positions in securities issued by the Chilean Central Bank, particularly PDBC that grew Ch $ 1 , 634 , 375 million during the period, which are used by our Treasury to manage liquidity surplus or needs in the short - term . To a lesser degree, in the 2 Q 25 we also increased our exposure to longer - term bonds issued by both the Chilean Central Bank and Chilean Government as part of the short - term strategies set by our Treasury to profit from expected changes in main market factors .

Management Discussion & Analysis ⭬ An annual increase of Ch $ 238 , 074 million or 8 . 7 % in fixed - income instruments measured at FVTOCI, which was primarily steered by an annual rise of Ch $ 297 , 265 million or 33 . 0 % in bonds issued by both the Chilean Central Bank and the Chilean Government, due to the formerly explained exchange promoted by the Chilean Finance Ministry in the 2 Q 25 , that resulted in a transfer from instruments measured at AC to FVTOCI securities . This change was to some degree offset by a decrease of Ch $ 105 , 921 million or 6 . 6 % in fixed - income instruments issued by local banks, between June 2024 and June 2025 , which was principally related to the maturity of CD held in the portfolio . These factors were to some degree offset by fixed - income instruments measured at AC that decreased Ch $ 1 , 716 , 022 million or 78 . 9 % as of June 30 , 2025 when compared to a year earlier . This change was primarily driven by the repayment of the second and final tranche of the FCIC obligation on July 1 st , 2024 amounting to Ch $ 1 , 237 , 800 million . Furthermore, as already mentioned, during the 2 Q 25 our Treasury exchanged almost half of our former AC portfolio for newly issued bonds issued by the Chilean Government for a total amount of ~Ch $ 472 , 000 million that now are booked as part of our FVTOCI portfolio . Based on the recent behaviour of local market factors, for the rest of 2025 we have revised the expectation for our Securities Portfolio, which should hover in the range of Ch $ 6 , 000 , 000 million to Ch $ 6 , 500 , 000 million over the rest of 2025 (from the formerly disclosed range of Ch $ 5 , 000 , 000 million to Ch $ 6 , 000 , 000 million), principally given the recent evolution of local interest rates and inflation, the management of our liquidity position and still moderate loan growth . In regard to interest rates, during the 2 Q 25 we have seen mixed trends in the local yield curves . After evidencing a sharp downward correction in nominal long – term interest rates by the end of the 1 Q 25 , we observed a moderate rebound in the 2 Q 25 , particularly for longer terms in CLF . On the other hand, since inflation has stubbornly remained above the mid - term target range set by the Central Bank, the monetary policy interest rate has stayed flat at 5 . 0 % for longer than expected . Accordingly, although the nominal yield curve continues to exhibit a positive term premium, it has become lower than previously forecasted for this point in the year . Nevertheless, market expectations for the evolution of the monetary policy rate remain as optimistic as in the previous quarter . This has also been prompted by the more expansionary monetary stance displayed by the Central Bank, which seems to be willing to cut the monetary policy rate in the coming quarters from the current 5 . 0 % to the extent that external risks, particularly those associated with geopolitical conflicts and tariffs revision, do not dramatically impact the convergence of local inflation towards the midpoint of the Central Bank’s two - year target range . BCP 5y Evolution of Interest Rates (Nominal and Real Rates in %) 0% 2% 4% 6% 8% 10% 12% 0% 2% 4% 6% 8% 10% 12% Jun - 22 Sep - 22 Dec - 22 Mar - 23 Jun - 23 Sep - 23 Dec - 23 Mar - 24 Jun - 24 Sep - 24 Dec - 24 Mar - 25 Jun - 25 BCP 10y MPR BCU 5y FED Fund BCU 10y Source: Risk America and the Chilean Central Bank. | 46 In the case of medium - and long - term interest rates, as mentioned earlier, trends have been mixed . After declining by the end of the 1 Q 25 , CLP interest rates tended to increase for longer tenors ( 10 years) while keeping a downward trend for mid - term tenors (between one and five years) . The CLF interest rates, instead, posted a tempered increase by the beginning of the 2 Q 25 and exhibited a flat trend afterwards . The recent trend adopted by CLP interest rates for longer terms has mainly to do with the inflation expectations that have increased in relation to those seen a quarter earlier, which would result in a slower slide to the midpoint of the target range ( 3 . 0% ) . On the other hand, the decrease in mid - term CLP interest rates has primarily been influenced by the expected road for the monetary policy interest rate towards neutrality . All in all, interest rates for five - year and ten - year CLP bonds issued by the Central Bank dropped from levels in the neighborhood of 5 . 8 % in March 2025 to a range from 5 . 5 % to 5 . 7 % for five - and ten - year bonds, respectively in June 2025 , after peaking above 5 . 8 % for the longer tenor by mid - 2 Q 25 . Instead, CLF interest rates slightly moved end - to - end by remaining in the neighborhood of ~ 2 . 5 % to ~ 2 . 7 % in June 2025 when compared to March 2025 . As for foreign interest rates, the FED has continued to be cautious in their steps towards reducing the FED Fund Rate (FFR) by keeping it at the level of 4 . 5 % in the last meeting . The decision was made in light of an inflation rate that remains elevated while both economic activity and the labour market seem to evolve at a solid pace . Going forward, for 2025 we keep on thinking that interest rates for five - and ten - year Central Bank bonds denominated in CLP would stay in the range of 5 . 5 % to 6 . 0 % by the end of the year while interest rates for five - and ten - year Central Bank bonds

Management Discussion & Analysis denominated in CLF would remain in the range of 2 . 5 % to 3 . 0 % as long as two - year inflation expectations anchor at the 3 . 0 % midpoint of the Central Bank’s target . For shorter terms, CLP interest rates would continue to align with the path followed by the monetary policy interest rate, which – in our view – would end the year at 4 . 25% , as forecasted last quarter . As a result, we continue to foresee a more steepened CLP yield curve in the coming quarters, although we recognize it could take longer than expected . It is important to keep in mind, however, the materialization of these forecasts will depend on the evolution of uncertainty in both the global and the local market, particularly in relation to the developments on recent foreign trade approach adopted by the U . S . administration, so we will be reviewing this guidance over the next quarters with new pieces of information . Other Assets Our Other Assets (including Cash and Due from Banks, Derivatives, Loans to Banks, Cash in Collection & REPO and Others Items) totalled Ch $ 8 , 066 , 072 million in June 2025 , which is Ch $ 1 , 860 , 124 million or 18 . 7 % below the amount recorded a year earlier . When compared to December 2024 , Other Assets decreased Ch $ 781 , 844 million or 8 . 8% . Other Assets (In Millions of Ch$) 9,926,196 8,066,072 8,847,916 2,033,408 1,928,268 2,163,399 616,957 716,698 443,935 1,694,158 569,942 459,747 5 2 9 4 0 3 , 9 3 1 6 4 666,815 2,377,312 2,290,645 1,848,680 2,649,773 2,699,076 2,847,093 Dec - 24 Jun - 24 Cash and Due from Banks Loans to Banks Deferred & Current Taxes Jun - 25 Derivatives Cash in Collection & REPO Other When looking at the main drivers conducting the annual change, Loans to Banks represent the main factor by decreasing Ch $ 1 , 450 , 794 million or 85 . 6 % from the Ch $ 1 , 694 , 158 million posted by the end of June 2024 , which Ch $ 1 , 000 , 306 million in overnight deposits in the Central Bank for liquidity management purposes, and (ii) lower interbank loans with foreign institutions by Ch $ 150 , 707 million or 38 . 2 % on an annual basis . In addition, Derivatives decreased Ch $ 441 , 965 million or 19 . 3% , given the change in market factors, such as exchange rates and interest rates . Current Accounts & Demand Deposits Our total balances of Current Accounts & Demand Deposits (DDA hereafter) amounted to Ch $ 13 , 935 , 464 million in June 2025 , which denotes an annual growth of Ch $ 373 , 715 million or 2 . 8 % when compared to the Ch $ 13 , 561 , 749 million recorded in June 2024 . When compared to December 2024 , our DDA show a year - to - date decrease of Ch $ 327 , 839 million or 2 . 3% . This behaviour, particularly the year - to - date decrease in DDA, has mainly to do with a sort of slowdown coming from wholesale banking customers, which seems to be a return of investors to a more focused orientation to profitability rather than liquidity in the context of monetary policy interest rates that continue to be above neutral levels . Demand Deposits by Segment (In Millions of Ch$) 13,935,464 14,263,303 13,561,749 5,927,022 6,287,985 5,875,425 8,008,442 7,975,318 7,686,324 Dec - 24 Jun - 24 Retail Banking Jun - 25 Wholesale Banking When breaking down the recent evolution of DDA balances by business segments, it is possible to figure out a steady trend in DDA balances held by retail banking customers, which seem to be preferring liquidity over narrowed profitability in real terms . In this regard, both the prevailing level of nominal interest rates, and 12 - month inflation rates that have remained above 4 . 0 % throughout this year, with some peaks in monthly CPI variations, have reduced the attractiveness of Time Deposits, particularly was composed of mixed factors, including: (i) a decline of | 47

Management Discussion & Analysis among retail investors . In this regard, it worth to note that whereas the monetary policy interest rate has remained unchanged at 5 . 0 % all through 2025 , inflation – measured as UF variation – reached 2 . 2 % in the 1 H 25 or 4 . 4 % in annualized terms . Accordingly, the real return on Time Deposits has narrowed significantly when compared to those seen last year, which has largely impacted on retail customers’ preferences for Time Deposits that have migrated to DDA . Instead, wholesale banking customers have a more professional approach when managing their funds, which is based on both financial knowledge and more specialized pieces of information that allow them to make decisions to optimize the profitability of their investments . As a result, they may increase or decrease the amount of Time Deposits or DDA depending on their very short - term view on interest rates and incoming inflation . In addition to the drivers mentioned above, the evolution of our DDA balances has also been rooted in : (i) our premium customer base, particularly in personal banking, that is characterized by holding average balances above relevant peers, which supports a stronger preference for liquidity in the prevailing financial scenario, and (ii) our permanent focus on local currency DDA, which represents a more stable type of liability than foreign currency DDA . Based on the above, the annual change of DDA balances has been fostered by expansions in both the Retail Banking and the Wholesale Banking segment, although to varying degrees . In this regard, DDA balances managed by our Retail Banking segment amounted to Ch $ 8 , 008 , 442 million in June 2025 , which denotes an annual growth of Ch $ 322 , 118 million or 4 . 2 % when compared to the amount reached in June 2024 . In a more moderate fashion, DDA balances handled by the Wholesale Banking segment reached Ch $ 5 , 927 , 022 million in June 2025 , which represents an annual rise of Ch $ 51 , 597 million or 0 . 9 % if contrasted to the amount recorded a year earlier . On the other hand, when comparing DDA balances reached in June 2025 versus December 2024 , the Retail Banking segment posted an increase of Ch $ 33 , 124 million or 0 . 4 % in the period, whereas DDA balances held by our Wholesale Banking customers dwindled by Ch $ 360 , 963 or 5 . 7% . These mixed trends seem to rely on nothing but the different approaches of customers to managing their available funds . As result of the above, our reciprocity ratio of DDA to Total Loans was 35 . 4 % in June 2025 , which is in line with the 35 . 8 % recorded in June 2024 and below the 36 . 7 % recorded in December 2024 . Given the recent trend in DDA, we believe the reciprocity ratio may increase in the margin in the coming quarters if the expected cuts to the monetary policy interest rate materialize and inflation continues the journey to the Central Bank target midpoint . Concerning to market share, as of May 31 , 2025 (latest available information), we continued to rank first among privately - owned banks in local - currency DDA on the grounds of a 20 . 4 % market share, although this figure represents 26 bp . annual drop when when compared to December 2024 we have been able to seize 29 bp . market share in local currency DDA as a result of improved value offerings we have developed over the last quarters and the increasing role of our FAN Account ecosystem . For the same reasons, as of May 31 , 2025 we also continued to lead the industry in personal banking checking account balances as reflected by a market share of 23 . 8 % in that saving product . For the rest of 2025 we keep on expecting to grow slightly faster than the industry in local - currency and personal banking DDA balances . As such, we pursue to gain some market share in local - currency DDA over the next couple of quarters, based on value offerings we are continuously enhancing for both traditional current account holders and FAN Account users . On the whole, in absence of non - recurring risk factors (particularly from the external front), by the end of 2025 we expect to grow in the range of 4 . 5 % to 5 . 0 % in nominal terms in DDA balances, which is consistent with a reciprocity ratio of DDA to Total Loans in the range of 36 . 0% - 37 . 0% . Time Deposits & Saving Accounts Our balances of Time Deposits and Saving Accounts (TD hereafter) totalled Ch $ 15 , 326 , 886 million as of June 30 , 2025 , which is Ch $ 52 , 506 million or 0 . 3 % below the Ch $ 15 , 379 , 392 million recorded in June 2024 . Instead, when compared to December 2024 , the TD balances increased Ch $ 1 , 158 , 183 million or 8 . 2 % as of June 30 , 2025 . Time Deposits by Segment (In Millions of Ch$) 15,326,886 14,168,703 15,379,392 5,467,127 4,638,731 4,273,430 10,740,661 9,859,759 9,895,273 Jun - 24 Retail Banking Dec - 24 Jun - 25 Wholesale Banking & Treasury On an annual basis, the evolution of our TD balances has been characterized by both a negative correlation with the trend compared to May 2024. It is important to note, however, that | 48

Management Discussion & Analysis observed in DDA balances in the Retail Banking segment and TD balances held by financial counterparties . In the case of the Retail Banking segment, between June 2024 and June 2025 , TD balances held by these kinds of customers have steadily decreased hand - by - hand with narrowed real return for customers, which particularly affects retail customers as they are more sensitive to shifts in nominal interest rates and the impact of inflation on disposable income . The change in the main market factors involved in customers’ decision making becomes especially clear when analyzing the evolution of the monetary policy interest rate in real terms from a year earlier to date . In this regard the inflation - adjusted (measured as UF variation) monetary policy interest rate has decreased from an average of ~ 2 . 6 % in the 1 H 24 to ~ 0 . 9 % in the 2 H 24 and ~ 0 . 5 % in the 1 H 25 , all in annualized terms, from which the incentive to take TD instead of DDA decreases, particularly among retail banking customers . To a lesser degree, reduced and normalized liquidity among Personal and SME Banking customers also contributes to lower demand for TD . On the other hand, Wholesale Banking customers, including financial or institutional counterparties of our Treasury, have continuous access to more detailed information and analysis on the financial outlook, which enable them to build short - term investment strategies that match our funding needs . As a result of the above, the evolution of our total TD balances is the consequence of mixed trajectories in the Retail and the Wholesale Banking segments . In fact, TD handled by our Retail Banking segment declined Ch $ 880 , 902 million or 8 . 2 % on an annual basis from Ch $ 10 , 740 , 661 million in June 2024 to Ch $ 9 , 859 , 759 million in June 2025 . When compared to December 2024 , the change is much less significant as reflected by a tempered decline of Ch $ 35 , 513 million or 0 . 4% . Instead, TD managed by both our Wholesale Banking segment and Treasury segment went up by Ch $ 828 , 396 million or 17 . 9 % from Ch $ 4 , 638 , 731 million in June 2024 to Ch $ 5 , 467 , 127 million in June 2025 , which is composed by opposing factors including : (i) an annual increase of Ch $ 1 , 531 , 274 million in TD with financial/institutional counterparties, and (ii) a decline of Ch $ 702 , 878 million in TD taken by Corporate and Large Companies customers on an annual basis . As outlined in previous reports, the annual growth in TD among institutional investors is driven by the management of both our term spread and inflation - indexed gaps . This approach has enabled us to optimize asset and liability management revenues in the current financial environment, while maintaining the flexibility to adjust our positions if needed . Year - to - date, TD held by both Treasury counterparties and Wholesale customers went up by Ch $ 1 , 193 , 696 million or 27 . 9% , which is all but explained by institutional counterparties . For coming quarters, the evolution of our TD will depend on our funding needs and the behaviour of key market factors in Chile and abroad, such as : (i) the evolution of the local monetary policy interest rate in relation to investors’ expectations, (ii) the trajectory of 12 - month inflation and the pace at which it returns to the Central Bank’s target range, (iii) the consolidation of alternative investment choices, such as mutual funds, and (iv) in the external front, both the monetary steps taken by the FED and the path followed by exchange rate between the Chilean Peso and US dollar . From the funding perspective, our TD balances will also depend on : (i) our Treasury’s view of interest rates and inflation, (ii) the evolution of DDA balances, particularly in local currency on the grounds of consistent value offerings, and (iii) the ability to take advantage of specific windows of opportunity in order to raise long - term funding in the local market or abroad . Debt Issued As of June 30 , 2025 we had total Debt Issued by Ch $ 11 , 399 , 421 million . This amount denotes an annual increment of Ch $ 655 , 293 million or 6 . 1 % when compared to June 2024 and an increase of Ch $ 640 , 473 million or 6 . 0 % if contrasted to the amount registered in December 2024 . Evolution of Debt Issued (1) (In Millions of Ch$) 11,399,421 10,758,948 10,744,128 657 1,083,451 850 1,128 10,315,313 1,068,879 9,689,219 1,053,635 9,689,365 Jun - 24 Senior Bonds Dec - 24 Jun - 25 Subordinated Bonds Mortgage Finance Bonds (1) Debt Issued includes senior unsecured debt instruments and also subordinated bonds that are part of regulatory capital instruments. | 49 As of June 30 , 2025 our total Debt Issued comprised : (i) senior bonds placed in Chile and overseas for an amount of Ch $ 10 , 315 , 313 million, which is 23 % composed of senior bonds denominated in foreign currency and issued abroad and 77 % placed in the local market and denominated in UF, (ii) subordinated bonds denominated in UF by Ch $ 1 , 083 , 451 million,

Management Discussion & Analysis and (iii) UF - denominated mortgage finance bonds accounting for only Ch $ 657 million . It is worth mentioning that mortgage finance bonds are no longer issued, so the current amount is the run - off of instruments placed many years ago . The annual change in total Debt Issued was mainly driven by the evolution of senior bonds, which increased Ch $ 625 , 477 million or 6 . 5 % from Ch $ 9 , 690 , 493 million in June 2024 to Ch $ 10 , 315 , 970 million in June 2025 . In turn, the main explanatory factor for this change was the effect of 12 - month inflation ( 4 . 5 % measured as UF variation) on notional amounts denominated in UF . To a lesser extent, over the last twelve months we have placed senior bonds primarily with the purpose of replacing the maturity of formerly issued ones, given modest growth in the balance sheet . The moderate increase in senior bonds is partly explained by the already mentioned actions taken by our Treasury to profit from higher - than - expected inflation through a temporary widening of the inflation - indexed position in the banking book by raising funds through short - term CLP - denominated Time Deposits with financial counterparties . However, by the end of the 2 Q 25 , our Treasury managed to place two senior bonds overseas, which enabled us to reduce the inflation exposure in the banking book by swapping foreign - currency bonds to UF . All in all, over the 12 - month period ended on June 30 , 2025 we have carried out : Placements of UF - denominated senior bonds in the local market by Ch $ 924 , 426 million, with residual maturity of 10 . 4 years and at average interest rate of ~ 2 . 8% . Two bonds placements overseas in June 2025 , including both an ESG bond in Switzerland and a senior bond in Japan that jointly amounted to Ch $ 180 , 999 million . Both were swapped to CLF, with an average maturity of 5 . 6 years . Regarding subordinated bonds, we have not issued any tranche of this kind of funding over the last twelve months . Accordingly, we had outstanding subordinated bonds amounting to Ch $ 1 , 083 , 451 million as of June 30 , 2025 , which denotes an annual increment of Ch $ 29 , 816 million or 2 . 8 % when compared to June 2024 . This change is explained by the effect of inflation on notional amounts denominated in UF, which was partly offset by scheduled amortizations . Even though subordinated bonds represent a long - term funding source, they may also be used to optimize the capital base in order to comply with regulatory capital requirements . Given the positive capital gaps we have built over the last years, based on both outstanding financial results and moderate business growth, we have had no need to raise capital through subordinated bonds since September 2019 . For the rest of 2025 , we expect to continue placing long - term senior bonds in order to replace scheduled maturities while managing both the intertest rate and inflation gaps in the banking book with the pursuit of optimizing our cost of funds . Accordingly, loan growth – particularly in residential mortgage and commercial loans – should conduct our funding actions in terms of long - term senior funding over the rest of 2025 , either in the local market or overseas through our MTN program . Yet, depending on the evolution of short - term inflation, we may temporarily modify our funding towards short - term CLP - denominated sources . As for subordinated bonds, given our current capital slack and the maturity profile of our current stock of subordinated bonds, we do not expect to issue this kind of funding over the rest of 2025 . However, our decisions on this matter will finally depend on the completion of Basel III implementation and the definition of further capital requirements, if any, by the regulator . Other Liabilities Our Other Liabilities (including Borrowings from Financial Institutions, Derivatives and Others Items) totalled Ch $ 7 , 091 , 743 million in June 2025 , which is Ch $ 1 , 450 , 512 million or 17 . 0 % below the figure recorded in June 2024 . Other Liabilities (In Millions of Ch$) 8,542,255 7,281,486 3,551,138 7,091,743 3,592,172 3,569,784 2,468,455 2,186,432 2,585,846 2,522,662 1,335,527 1,103,468 Jun - 24 Dec - 24 Jun - 25 Borrowing from F.I. Derivatives Provisions & Others As pointed out in previous reports, the annual decline in Other Liabilities is principally the consequence of the full repayment of the FCIC obligation with the Central Bank and, in this case, particularly associated with the payment of the second and final tranche of this liability (Ch $ 1 , 237 , 800 million on July 1 st, 2024 ), which explains the decrease in Borrowings from Financial Institutions . To a lesser degree, Derivatives declined Ch $ 282 , 023 million or 11 . 4 % in the period, due to the appreciation of the Chilean Peso and changes in long - term interest rates . | 50

Management Discussion & Analysis Equity As of June 30 , 2025 our total Equity base amounted to Ch $ 5 , 567 , 389 million, which was Ch $ 228 , 576 million or 4 . 3 % above the figure posted in June 2024 . As reported in the past reports, the increase in Equity has primarily been conducted by earnings retention and net income generated in the current fiscal year . Total Equity (1) (In Millions of Ch$) 5,623,001 5,567,389 5,338,813 325,559 610,166 2,090,790 306,462 1,878,778 1,878,778 3,151,040 3,134,057 3,153,573 Jun - 24 Dec - 24 Jun - 25 Net Income (Net of Min. Div.) Retained Earnings Capital & Reserves (1) Net Income (Net of Min. Div.) includes non - controlling interest for the period. | 51 Accordingly, the annual change in our Equity mainly relied on : ⭬ The retention of the effect of inflation on our capital and reserves for the year ended December 31 , 2024 . As agreed by our shareholders on March 27 , 2025 , this amount reached Ch $ 212 , 012 million and aims to keep our paid - in capital and reserves hedged against inflation . ⭬ An annual increase of Ch $ 19 , 097 million in net income, after deducting provisions for minimum dividends, which is associated with the net income generated in the six - month period ended on June 30 , 2025 in comparison with the net income earned during the 1 H 24 . These factors were to some degree offset by an annual decrease of Ch $ 4 , 449 million in OCI accumulated in Equity accounts, which was due to mixed factors, as follows : ⭬ An annual decline of Ch $ 11 , 048 million in the fair value of hedge accounting derivatives as of June 30 , 2025 . This was mainly explained by CLF - denominated long - term interest rates that dropped during the 3 Q 24 and the 1 Q 25 , which adversely impacted the liability legs of swap derivatives . This effect was partly offset by an average slide in foreign long - term interest rates, over the last 12 - months, that positively impacted on the fair value of the swap derivatives asset legs . ⭬ An annual rise of Ch $ 6 , 842 million in the fair value of FVTOCI securities in June 2025 when compared to June 2024 , given favourable shifts in interest rates, particularly in the CLF yield curve during some specific periods over the last twelve months .

Risk & Capital Management Risk Management Approach Risk Management Principles Banco de Chile’s risk profile ensures that its business can sustainably grow and is aligned with its strategic objectives, in order to maximize value creation and guarantee its liquidity and solvency . Global risk management takes into consideration the business segments served by the bank and its subsidiaries, which is approached from an integrated and differentiated perspective . The bank's corporate governance relies on active participation by the board, in order to adequately manage risk, either directly or through committees composed of directors and senior management that have been described in the Corporate Governance section of this report . The board establishes the risk policies, the risk appetite framework, and the guidelines to develop, validate and monitor its models . It approves the provision models and annually issues an opinion on the adequacy of provisions . Management is responsible for establishing rules and procedures, and for controlling compliance with the board’s instructions . The bank has integrated its capital and liquidity planning process into its strategic planning, in line with the risks inherent to its business, the financial and competitive environment, its business strategy, corporate values, and its risk governance, management and control systems . Its capital planning process is aligned with the regulator’s requirements and incorporates Risk Weighted Asset calculations and stress tests for its credit, market and operational risks, and the integrated measurement of its financial and non - financial risks . The Corporate Risk Division and the Cybersecurity Division jointly manage risk . They form the corporate risk governance structure, and their highly experienced and specialized teams, together with a robust regulatory framework, secure optimal and effective management of the matters they address . The Corporate Risk Division is responsible for credit risk during the loan origination, monitoring and recovery stages for both the Retail and Wholesale segments and, through the Market Risk Area, is also responsible for measuring, limiting, controlling and reporting on market risk, as well as defining valuation and management standards for the bank’s assets and liabilities . | 52

Risk & Capital Management Internal Control Model The board of directors is responsible for defining and continuously evaluating the internal control environment in order to ensure conservative management and effective auditing. To guarantee audit independence, the bank has a hierarchical structure and validation mechanisms in order to address audit issues. | 53

Risk & Capital Management Credit Risk Credit risk assesses the probability that the counterparty in a credit transaction does not meet its contractual obligation because of payment incapacity or financial insolvency, and that leads to a potential loan loss. The bank seeks an adequate risk - return and an appropriate risk balance, through careful credit risk management, which covers the loan origination, monitoring and recovery processes . It also continuously manages risk knowledge using an integral approach, in order to contribute to the business and anticipate threats that may damage its solvency or the quality of its loan portfolio, by developing a unique risk awareness culture throughout the corporation . This requires developing a risk management framework for the business segments served by the bank, responding to regulatory requirements and commercial dynamism, contributing to digital transformation, and contributing to the bank’s businesses from a risk management perspective . It adopts a portfolio perspective that efficiently and proactively manages, resolves and controls the business approval process . The bank integrates socio - environmental criteria into its evaluations for granting financing for domestic and regional projects that might generate such an impact, wherever executed . Projects must have all the permits, authorizations, licenses and studies required for their impacts in order to qualify for financing . For large customers, the bank also has specialized customer service units involved in the process of financing large - scale projects such as public works concessions that include building infrastructure and mining, power or real estate developments, all of which may have an environmental impact . Credit policies and processes are based on the following management principles, which use a specialized approach according to the characteristics of the bank’s markets and segments, and acknowledges their peculiarities : Perform a rigorous evaluation during the loan origination process Implement a continuous, robust portfolio monitoring process Develop credit risk modelling guidelines, covering regulatory and management aspects, for efficient decision making at each stage of the lending process. Implement a timely, flexible, efficient collections structure Efficiently manage teams, tools and information availability Our Corporate Risk division use these management principles to contribute to the business and anticipate threats that may affect solvency and portfolio quality, based on a segmentation by business, as follows : Retail Banking Segment Loan origination for these segments is mainly managed using risk evaluation scoring tools, supported by an appropriate credit attribution model, which is required to approve each transaction . These evaluations examine factors such as total borrowings, payment capacity and maximum acceptable exposure for the customer . Wholesale Banking Segment Origination management for this segment involves an individual assessment of the customer and if it belongs to a group of companies then this takes into consideration the bank’s relationship with the rest of the group . This individual assessment considers income - generating capacity, financial capacity with emphasis on solvency, exposure levels, industry variables, an evaluation of the partners and management and aspects particular to the transaction such as the financing structure, terms, products and any guarantees . | 54

Risk & Capital Management The Bank separates this risk based on three types of market factors : spot prices, interest rates and option volatility . The Bank has a Market Risk Management policy, which is annually approved by the Board of Directors, where the types of internal limits and alerts are established, in addition to the regulatory ones, for the measurement of financial exposures and/or price risks . The measurement and control of the price risk, for management purposes, is carried out through various internal metrics and reports that differ from each other, depending on whether they are used for exposures in the Trading and Currency Book or for those belonging to the Accrual Book . Regarding the internal tools designed for the Trading and Currency Book, the price risk management is deployed through the calculation and reporting of financial exposures through their sensitivities or greeks and the risk of the entire portfolio by means of the VaR model . Additionally, the Bank has established internal metrics for the management of the price risk of the Accrual Book, defining limits and alerts for interest rate exposures . The Bank measures interest rate exposures through the Interest Rate Exposure (IRE) metric, and interest rate risk for the Accrual Book using the EaR 12 M (Earnings at Risk 12 months) methodology . In addition, internal policies establish the periodic carrying out of stress exercises on the positions of the Trading and Currency Book, and the Accrual Book, which are used to contrast them against the maximum price risk tolerance defined by the Board of Directors . Limit usage and alert status are regularly reported to the respective business units . Likewise, the Bank's Senior Management is immediately notified in the case of excess limits or activation of alerts, including the monitoring of corrective action plans, if necessary . This information is reported monthly to the Finance, International and Market Risk Committee and on a quarterly basis to the Board of Directors . Price Risk Price risk can be defined as the risk of losses in the Trading and / or the Banking Book, arising from adverse movements in market factors. The Bank has a Liquidity Risk Management Policy, reviewed and approved at least annually by the Board, which establishes the main guidelines for measuring, limiting, reporting and controlling liquidity risk . Funding liquidity is measured, reported and controlled by means of using internal metrics, including the Market Access Report (MAR) . MAR limits are established to ensure that funding can be obtained and / or renewed in professional markets under normal business conditions, in different time horizons and currencies . The Bank also sets a minimum amount of highly liquid assets (or liquidity buffer), and a limit of the cross - currency funding position . Concentration ratios and other complementary metrics are also periodically measured, reported and controlled against warning levels . In addition, the Bank reports standardized metrics to regulators in accordance with their guidelines, such as the Liquidity Coverage Ratio (LCR) and the Net Stable Financing Ratio (NSFR) . It also continuously monitors and tracks market variables and/or material events that could affect our liquidity position . In accordance with its Liquidity Risk Management Policy, the Bank performs regular stress testing in order to quantify its cash needs in the event of adverse scenarios of varying severity, which are contrasted against potentially available action plans detailed within the Liquidity Contingency Plan . These results are daily reported, monitored and controlled based on the maximum liquidity risk appetite defined by the Board . On the other hand, trading liquidity is assured by using limits with certain specific maturities based on the amounts that are normally traded in professional markets for interest rate exposure generated by debt instruments and derivatives . The same process is used to limit the Bank's overall exposure to each currency and to exchange rate volatility with varying maturities . These internal and regulatory metrics are regularly reported to the business units responsible for managing liquidity risk . Similarly, senior management is immediately notified if the limits are exceeded or triggers are breached, including, if necessary, monitoring of corrective action plans . Finally, the general status of liquidity risk is reported to the Asset and Liabilities Committee on a monthly basis and to the Board on a quarterly basis . Liquidity Risk Liquidity risk can arise either due to a reduction in the bank’s funding capacity (funding liquidity risk) or a reduction in the traded value of its assets that can be liquidated or its market factors from derivatives held in its portfolios (transaction or trading liquidity risk). | 55

Risk & Capital Management Operational risk is inherent to all activities, products and systems, as well as strategic, business and support processes throughout the organization . All bank employees are appropriately responsible for the management and control of operational risks inherent to their duties, since these risks may result in direct or indirect financial losses . The bank controls and manages operational risk by developing a regulatory and governance framework adapted to the complexity of its business . The Operational Risk Policy defines a comprehensive management framework that includes identifying, evaluating, controlling, mitigating, monitoring and reporting these risks . This requires executing several processes as follows : Process Assessment Supplier Management Fraud Management Management of Operational Events and Operational Losses Operational Risk Assessment for Projects Control Testing Risk Appetite Profile and Framework Self - Assessment Matrix Relations with External Entities and Corporate Training Plan Operational Risk Operational risk is the risk of loss resulting from deficiencies or failures in internal processes, staff or systems, or from external events. This definition includes legal risks and excludes strategic and reputation risks. Being prepared to face any emergency is key to providing exceptional services to our customers . Therefore, we have developed a robust, consistent Business Continuity Plan to safeguard the bank and its subsidiaries . The objective of the plan is to establish general guidelines for ensuring the safety of our employees, protecting the organization's capital from catastrophic events, maintaining and updating documentation, and conducting training and testing . To comply with these guidelines, the bank has developed a strategy to meet this objective that covers the following areas: Document Management Business Continuity Testing Crisis Management Critical Supplier Management Management of Alternative Sites Relationship with Subsidiaries and External Organizations Continuous Improvement Training Information Security Officer (ISO) Business Continuity Different situations that could affect the business continuity of the organization or the country, which requires to be constantly prepared to keep operating the products and services that are critical to its customers. | 56

Risk & Capital Management Society is increasingly digitalized, so customer privacy and cybersecurity risk management is a priority for Banco de Chile . Therefore, the bank has developed a Strategic Cybersecurity Plan, which is aligned with the bank's business strategy . The main objectives of this plan are to protect customer and employee data, safeguard the bank's data, manage technological, cybersecurity and data security risks, and strengthen the risk prevention culture . This plan complies with the appropriate regulations, which include the Personal Data Protection Law 21 , 096 , the Protection of Privacy Law 19 , 628 and the provisions published in the Updated Compilation of Rules (RAN) issued by the Financial Market Commission (CMF) . This plan has been approved by senior management, who regularly receive associated progress reports . Data security and cybersecurity policies at Banco de Chile establish guidelines regarding the responsibility for and protection of data and its associated risk management, based on both regulatory aspects and international standards . These policies are reviewed annually and apply to employees, outsourced personnel, as well as suppliers and contractors of services who access its facilities or have access to bank and subsidiary data . The controls that protect this information and IT assets are defined by regulations, processes and the bank’s internal procedures . Technological Risk, Cybersecurity and Data Protection Banco de Chile knows that sound ethical management is essential for its industry leading position . Therefore, the bank has diverse protocols, systems and models to ensure ethical behavior of all its employees . The Code of Conduct is the key guideline and essential component of the bank's corporate ethics . It contains the general principles and instructions that guide the ethical - professional conduct of the employees, directors and board advisors . The purpose of the code is to safeguard the fundamental values to properly conduct the bank's business, in accordance with the bank's corporate philosophy . The Ethics Committee is responsible for overseeing its implementation within the bank . Preventing corruption and the use of the bank and its subsidiaries to engage in unlawful practices has been a concern over the last few decades for Banco de Chile . Awareness - raising measures and controls have been intensified during the recent years, in order to prevent this kind of behavior . The bank has approved a Code of Conduct, a Prevention of Dishonest Practices Policy and a Handling Conflicts of Interest Policy, which describe the main roles and responsibilities to avoid that anything may be interpreted as a violation of ethical conduct or imply the risk of corruption or bribery . The Compliance Division by means of its Regulatory Compliance Area and the Ethics Committee are responsible for ensuring compliance with the conduct described in these policies . Conduct Risk and Anti - Money Laundering Model Risk and Internal Control Its purpose is to manage the risks associated with models and their processes, so it relies on the model validation, model risk management and internal control functions . Model validation is responsible for performing an independent review of risk models, including risk - weighted assets and stress testing, during their construction and implementation stages . It validates compliance with board - approved guidelines and addresses aspects such as governance, data quality, modeling techniques, methodological and parametric implementation analysis and documentation . The results of these reviews are submitted to the respective committees . Model risk management is responsible for monitoring models and ensuring that they fulfill their life cycle status . The Model Risk Management Committee was created in July 2023 and is composed of members of the Bank’ senior management . | 57

Risk & Capital Management The Bank supervises and manages its capital adequacy based on the principles and objectives set forth in its Corporate Capital Management Policy and current risk appetite framework, ensuring that its capital base provides adequate coverage for the material risks of the business and complies with the requirements established by the CMF on this matter . Through its Policy, the Bank seeks to ensure the adequacy and quality of the Bank's capital, establish sufficient capital levels, through the definition of internal capital targets, ensure that capital metrics meet the internal capital targets defined by the Bank in the short and medium term, establish periodic and timely reports, to meet the objectives set on this matter and ensure the existence of a governance structure with clear roles and responsibilities within the organization . In terms of capital management, Banco de Chile is governed by, among others, the following principles : (i) ensuring the solvency of the Bank, without losing focus on the profitability of the capital invested by shareholders, (ii) considering capital as a scarce resource, so business and investment decisions should be oriented towards value creation by optimizing the capital invested, (iii) the Board of Directors is ultimately responsible for strategies and decisions that affect capital management, (iv) having a comprehensive capital management model that allows monitoring and control, (v) implementing an annual capital planning process, consistent and aligned with the definition of the risk appetite and strategic goals, and (vi) ensuring the accuracy, reasonability, quality and integrity of information related to capital management . Regarding Governance Structure, Banco de Chile has an adequate segregation of duties that allows activities related to business, control and monitoring, risk measurement and assessment, and capital adequacy, to be executed and reported with sufficient independence and in alignment with best risk and capital management practices . The key participants in the Bank's corporate governance structure for capital management are : Board of Directors : Is the Bank's highest decision - making body, responsible for the supervision of capital management, including regulatory and internal compliance, through the approval of the Policy, the definition of general guidelines for capital management based on the risk profile assumed by the Bank, as well as the approval of internal targets and capital planning, the Risk Internal Assessment Measurement (RIA), the Risk Appetite Framework (RAF) and associated contingency plans, among other elements . Capital Management Committee : Among other matters, the main function of Committee is to oversee and supervise capital management while being responsible for reviewing and proposing changes to the Policy, at least once a year ; reviewing and approving governance documentation associated with capital management ; ensuring that the Bank has sufficient capital to meet both its current needs and those arising from stress scenarios . Capital Management | 58

Risk & Capital Management Funding Concentration & Liquidity Position Our liquidity position has continued to be solid as shown by both the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR), which have remained well above the prevailing regulatory limits of 100 % and 90% , respectively, as defined by the banking liquidity regulation . Liquidity Ratios: LCR and NSFR (In percentage as of each date, based on CMF C49 report) 450% 400% 350% 300% 250% 200% 150% 100% 50% 0% 450% 400% 350% 300% 250% 200% 150% 100% 50% 0% Jun - 23 Sep - 23 Dec - 23 Mar - 24 Jun - 24 Sep - 24 Dec - 24 Mar - 25 Jun - 25 LCR NSFR To achieve this position, we maintained high - quality liquid assets (HQLA) that averaged Ch $ 6 , 094 billion during the 2 Q 25 , which explains the positive gap shown by the LCR in relation to both the regulatory and internal thresholds . Our HQLAs are primarily composed of fixed - income securities issued by both the Chilean Central Bank and the Chilean Government . In the case of the NSFR, given our balance sheet structure and solid management of liquidity gaps, the relationship between available and required funding has remained stable over time . From the funding concentration perspective, the composition of our deposit base has remained relatively stable in 2025 in terms of types of instruments . In this regard, Time Deposits balances – as a percentage of total liabilities (i . e . excluding equity accounts) – posted a moderate increase from 31 . 9 % in June 2024 to 32 . 1 % in June 2025 . Similarly, Demand Deposits balances increased their share from 28 . 1 % to 29 . 2 % in the same period as part of our liabilities structure . Furthermore, given our current and persistent position in liquid assets, funding from institutional counterparties remains below funding from other - than - financial counterparties . In this regard, our liabilities structure continued to be well balanced, as reflected by a 45 % share of retail counterparties, a 41 % share of financial counterparties and a 14 % composed of wholesale non - financial counterparties . Liability Concentration by Counterparty (As percentage of Total Liabilities) 41% 45% 14% Financial Counterparties Retail Counterparties Wholesale Non - Financial Counterparties It is important to note that approximately 58 . 3 % of our liabilities with financial counterparties are concentrated in long - term bonds, representing a 24 . 1 % of our total liabilities (excluding equity accounts) as of June 30 , 2025 while being a stable source of funding regardless of the counterparty . | 59

Risk & Capital Management Price Risk We continue to prudently manage our trading portfolio by focusing on providing our financial and corporate counterparties with competitive prices under the market - making activity and to keep price risk at bounded levels in the trading book . In Millions of Ch$ Jun - 24 Jun - 25 Ch$ % Average Maximum Minimum 1,259 2,605 668 1,205 1,906 658 - 54 - 700 - 9 - 4.3% - 26.9% - 1.4% Value - at - Risk Trading Book (1 - day impact) (99% confidence level / Individual Basis) Year - to - Date Change The Value - at - Risk (VaR) of our Trading Book averaged Ch $ 1 , 205 million in 2025 , which represented a 4 . 3 % decrease when compared to the average VaR of Ch $ 1 , 259 million recorded in the 1 H 24 . This was primarily explained by changes in positions in both fixed - income securities and derivatives exposed to CLP and CLF in 2025 when compared to 2024 . - 6.5% - 15,222 220,242 235,464 Average - 11.3% - 29,224 228,507 257,731 Maximum 19.5% 34,335 210,307 175,971 Minimum Earnings - at - Risk Banking Book (12 - month impact) (99% confidence level / 3 - month defeasance period / Individual Basis) Year - to - Date Change In Millions of Ch$ Jun - 24 Jun - 25 Ch$ % Likewise, the interest rate risk in the Banking Book, measured by the 12 - month Earnings - at - Risk (EaR) metric, displayed a decrease from an average of Ch $ 235 , 464 million as of June 2024 to Ch $ 220 , 242 million as of June 2025 , which denoted a 6 . 5 % annual decline . This change was mostly explained by decreased inflation volatility during 2025 when compared to 2024 , as the Central Bank has managed to anchor market expectations . As for our exposure to inflation, the net asset position to the UF in the Banking Book reached Ch $ 8 , 955 billion in June 2025 . Based on our view that inflation in the local economy is coming closer to the mid - term target set by the Central Bank, we decreased the inflation gap in the banking book during the 2 Q 25 , primarily through the placement of long - term bonds in Chile and abroad, denominated or swapped to UF, maintaining a balanced risk - return relationship . It is worth mentioning that the UF position is composed of both our structural gap that hedges our shareholders’ equity from the effect of inflation in the long - term and temporary directional positions taken by our Treasury to benefit from changes in short - term market expectations . Inflation - Indexed Position in the Banking Book (In Billions of Ch$, End of Period) 6,774 7,685 8,074 8,051 8,302 8,511 8,982 9,694 8,955 Jun - 23 Sep - 23 Dec - 23 Mar - 24 Jun - 24 Sep - 24 Dec - 24 Mar - 25 Jun - 25 Based on the revenues we have accrued from inflation variation over the last quarters, we believe our strategy has more than offset the risk involved . Nevertheless, as mentioned in previous reports, we are continually assessing the expected track for inflation in order to change our exposure, if necessary . | 60

Risk & Capital Management Operational Risk Regarding Operational Risk, we aim to keep a reasonable level of losses, by means of monitoring and controlling the proper functioning of our processes, personnel and internal systems, while also considering external issues . To achieve this goal, we operate through a Comprehensive Risk Management Framework, as well as a governance structure that addresses the complexity of our business model . As of June 30 , 2025 , we incurred net operational losses of Ch $ 9 , 184 million, which was primarily composed of : (i) losses associated with external fraud representing 71 . 9% , (ii) operational losses related to Execution, Delivery and Process Management amounting to 9 . 7% , (iii) losses categorized as Employment Practices and Workplace Safety that represented 8 . 8% , and (iv) other effects that jointly represented 9 . 6 % as of the same date, composed of losses related to Business Interruption and System Failure, losses from Damage to Physical Assets, operational losses associated with Clients, Products & Business Practices, as well as losses linked to Internal Fraud . Net Operational Losses by Type (In Millions of Ch$ / Net of Recoveries) Internal Fraud Business Interruption and System Failure Damage in Fixed - Assets Customers, Products and Business Practices Employment Practices and Workplace Safety Execution, Delivery and Process Management External Fraud 0 5,000 10,000 As of June 30, 2024 As of June 30, 2025 The amount of net operational losses recorded as of June 30 , 2025 denotes an annual decrease of Ch $ 650 million or 6 . 6 % when compared to the Ch $ 9 , 834 million registered as of June 30 , 2024 . This change was conducted by specific drivers, as follows : ⭬ An annual decline of Ch $ 795 million or 47 . 1 % in net losses associated with the Execution, Delivery and Process Management, mainly due to the implementation of various mitigation procedures that have strengthened the control environment of our related processes . ⭬ An annual decrease of Ch $ 329 million or 53 . 3 % in net losses associated with Business interruption and system failures, primarily driven by initiatives aimed at strengthening system control through preventive adjustments and daily monitoring . ⭬ An annual decrease of Ch $ 130 million or 26 . 4 % in net losses associated with the Damage to Physical Assets category, due to a decrease in expenses related to asset repairment, mainly in ATM and others assets . These positive trends enabled us to more than offset an annual increase of Ch $ 672 million or 11 . 3 % in net operational losses associated with External Fraud, which is mainly related to a comparison base effect, as in the 1 H 24 we recorded greater recoveries from external fraud events . To maintain the recent positive trend in operational losses, we continue to deploy diverse measures to reinforce controls and procedures that should allow us to reduce the impact and/or to avoid future operational losses . | 61

Risk & Capital Management Capital Adequacy and Risk Ratings Capital Adequacy Our Total Capital Ratio accounted for 17 . 76 % as of June 30 , 2025 , which denotes an annual increase of 26 bp . when compared to June 2024 . Likewise, both the CET 1 ratio and the Tier 1 ratio were at 14 . 00 % in June 2025 , which is 21 bp . above the ratios recorded in the previous year . 9.6% 13.8% 13.8% 17.5% 9.8% 14.0% 14.0% 17.8% +26 bp Capital Adequacy Ratios (As percentage as of each date) +21 bp +21 bp +26 bp Common Common Tier 1 Total Equity Tier 1 Equity Tier 1 Capital Capital Total Assets RWA Jun - 24 RWA RWA Jun - 25 In this context, CET 1 Capital rose by Ch $ 153 , 053 million or 2 . 9 % on an annual basis, reaching Ch $ 5 , 436 , 670 million as of June 2025 . This increase in turn was the main driver conducting an annual growth of Ch $ 194 , 711 million or 2 . 9 % in Total (Regulatory) Capital, which amounted to Ch $ 6 , 898 , 472 million in June 2025 . From the risk exposures perspective, our total risk - weighted assets (RWA) recorded a tempered annual increase of Ch $ 530 , 587 million or 1 . 4 % by reaching Ch $ 38 , 842 , 897 million as of June 30 , 2025 . As we pointed out in our last report, the moderate increase in Total RWA is primarily attributable to a tempered expansion in the recurrent balance sheet exposures to credit risk (mainly loans to customers), reflecting the slowdown in loan growth, as a consequence of the drivers mentioned earlier in this report . Based on the above, as of June 30 , 2025 we fully complied with all mandatory limits of 3 . 0 % for the leverage ratio, 8 . 5 % for the CET 1 ratio, 10 . 0 % for the Tier 1 ratio and 12 . 1 % for the Total Capital ratio, evidencing once again our strong capital position that poses very positively for the last phases of Basel III implementation . In this regard, it is worth noting that by the end of June 2025 , we have already achieved the following fully - loaded thresholds : (i) a counter - cyclical buffer over RWA of 0 . 5 % as defined by the Central Bank in May 2023 (starting May 2024 ) and reaffirmed in November 2024 , (ii) the conservation buffer over RWA of 2 . 5% , and (iii) a Pillar 2 capital charge of 0 . 13 % as set by CMF for us in January 2025 . As of the same date, we have achieved three quarters of the systemic charge over RWA of 1 . 25% , reaffirmed by the CMF on April 1 , 2025 . Finally, it is worth noting that on July 8 , 2025 , the CMF released the final amendments to Chapter 21 - 13 of the RAN . In the updated regulation, the supervisor reassessed the coverage of Interest Rate Risk in the Banking Book (IRRBB) through : (i) the establishment of a new framework for the definition of outlier banks, based on thresholds applying to both ∆EVE and ∆NII metrics, (ii) the introduction of adjustments to the calculation of ∆EVE and ∆NII metrics used to measure IRRBB, (iii) changes in the application of loan prepayment rates, and (iv) the possibility for the regulator to impose additional Pillar 2 capital requirements to ensure a more comprehensive and tailored approach to IRRBB by banks, among others topics . Information requirements on ∆EVE and ∆NII metrics will go into effect in December 2025 , while consequences associated with the Supervisory Review Process associated with these changes will become effective in April 2027 (based on information of 2026 ) . Given the changes in the measurement of ∆EVE and ∆NII metrics and the definition of both new thresholds and the supervisory framework, we cannot rule out the imposition of further capital requirements to the banking industry in the future . | 62

Risk & Capital Management Credit Risk Ratings Our credit ratings determine the cost and terms upon which we are able to raise funding . Rating agencies evaluate us by considering diverse factors, including the financial strength, the business environment and the economic backdrop . International Credit Ratings MOODY’S Short - Term Long - Term P - 1 A2 Foreign Currency Stable Outlook STANDARD & POOR’S Short - Term Long - Term A - 1 A Foreign Currency Stable Outlook Local Credit Ratings REYS HUMPH Short - Term Long - Term Nivel 1+ AAA Deposits Stable Outlook R RATE FELLE Short - Term Long - Term Nivel 1+ AAA Deposits Stable Outlook | 63

Consolidated Statement of Income

Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

	Quarter					Year-to-Date			
	2Q24 MCh$	1Q25 MCh$	2Q25 MCh$	2Q25 MUS$	% Change 2Q25/2Q24	Jun-24 MCh$	Jun-25 MCh$	Jun-25 MUS$	% Change Jun-25/Jun-24
Interest revenue	741,786	664,976	681,015	731.2	(8.2) %	1,542,552	1,345,991	1,445.2	(12.7) %
Interest expense	(290,125)	(235,414)	(250,238)	(268.7)	(13.7) %	(627,450)	(485,652)	(521.4)	(22.6) %
Net Interest Income	**451,661**	**429,562**	**430,777**	**462.5**	**(4.6) %**	**915,102**	**860,339**	**923.7**	**(6.0) %**
Indexation revenue from UF	243,107	249,053	192,987	207.2	(20.6) %	397,800	442,040	474.6	11.1 %
Indexation expenses from UF	(139,926)	(132,944)	(105,518)	(113.3)	(24.6) %	(227,726)	(238,462)	(256.0)	4.7 %
Net Income from UF Indexation	**103,181**	**116,109**	**87,469**	**93.9**	**(15.2) %**	**170,074**	**203,578**	**218.6**	**19.7 %**
Income from fees and commissions	180,847	192,993	194,926	209.3	7.8 %	360,784	387,919	416.5	7.5 %
Expenses from fees and commissions	(36,823)	(36,144)	(39,251)	(42.1)	6.6 %	(79,288)	(75,395)	(80.9)	(4.9) %
Net Fees and Commisions	**144,024**	**156,849**	**155,675**	**167.1**	**8.1 %**	**281,496**	**312,524**	**335.5**	**11.0 %**
Results from Assets/Liabilities held for Trading	**79,827**	**42,146**	**35,661**	**38.3**	**(55.3) %**	**75,584**	**77,807**	**83.5**	**2.9 %**
Debt Financial Instruments	25,707	34,451	34,810	37.4	35.4 %	83,650	69,261	74.4	(17.2) %
Interest and UF indexation revenue	*24,274*	*28,139*	*31,000*	*33.3*	*27.7 %*	*77,033*	*59,139*	*63.5*	*(23.2) %*
Results from Valuation	*1,433*	*6,312*	*3,810*	*4.1*	*165.9 %*	*6,617*	*10,122*	*10.9*	*53.0 %*
Financial derivative contracts	47,857	2,618	(4,872)	(5.2)	-	(21,904)	(2,254)	(2.4)	(89.7) %
Other financial instruments	6,263	5,077	5,723	6.1	(8.6) %	13,838	10,800	11.6	(22.0) %
Results from FVTOCI Assets and Asset/Liabilities at A	**2,542**	**1,013**	**1,033**	**1.1**	**(59.4) %**	**5,081**	**2,046**	**2.2**	**(59.7) %**
Results form Foreign Exchange Transactions	**(24,489)**	**17,483**	**32,257**	**34.6**	**-**	**81,958**	**49,740**	**53.4**	**(39.3) %**
Financial Results	**57,880**	**60,642**	**68,951**	**74.0**	**19.1 %**	**162,623**	**129,593**	**139.1**	**(20.3) %**
Income attributable to affiliates	**3,862**	**1,734**	**4,077**	**4.4**	**5.6 %**	**4,080**	**5,811**	**6.2**	**42.4 %**
Income from Non-Current Assets Held for Sale	**(805)**	**240**	**732**	**0.8**	**-**	**(1,818)**	**972**	**1.0**	**-**
Other operating income	**11,138**	**14,080**	**14,883**	**16.0**	**33.6 %**	**19,730**	**28,963**	**31.1**	**46.8 %**
Total Operating Revenues	**770,941**	**779,216**	**762,564**	**818.7**	**(1.1) %**	**1,551,287**	**1,541,780**	**1,655.4**	**(0.6) %**
Personnel Expenses	(138,424)	(140,916)	(139,522)	(149.8)	0.8 %	(279,834)	(280,438)	(301.1)	0.2 %
Administrative Expenses	(102,681)	(107,096)	(107,074)	(115.0)	4.3 %	(211,904)	(214,170)	(229.9)	1.1 %
Depreciation and Amortization	(23,386)	(23,647)	(23,708)	(25.5)	1.4 %	(46,788)	(47,355)	(50.8)	1.2 %
Impairments	(1,418)	(9)	(2,431)	(2.6)	71.4 %	(1,512)	(2,440)	(2.6)	61.4 %
Other Operating Expenses	(6,894)	(9,370)	(8,199)	(8.8)	18.9 %	(16,609)	(17,569)	(18.9)	5.8 %
Total Operating Expenses	**(272,803)**	**(281,038)**	**(280,934)**	**(301.6)**	**3.0 %**	**(556,647)**	**(561,972)**	**(603.4)**	**1.0 %**
Provisions for Loans at Amortized Cost	(107,429)	(149,489)	(104,813)	(112.5)	(2.4) %	(226,235)	(254,302)	(273.0)	12.4 %
Special Provisions for Credit Risk	(1,510)	42,622	(6,881)	(7.4)	355.7 %	(7,548)	35,741	38.4	-
Recovery of written-off loans	15,146	16,720	16,956	18.2	12.0 %	28,307	33,676	36.2	19.0 %
Financial Assets Impairments	(1,143)	(57)	(1,578)	(1.7)	38.1 %	(2,628)	(1,635)	(1.8)	(37.8) %
Expected Credit Losses (ECLs)	**(94,936)**	**(90,204)**	**(96,316)**	**(103.4)**	**1.5 %**	**(208,104)**	**(186,520)**	**(200.3)**	**(10.4) %**
Operating Result	**403,202**	**407,974**	**385,314**	**413.7**	**(4.4) %**	**786,536**	**793,288**	**851.7**	**0.9 %**
Income tax	(79,602)	(79,030)	(80,447)	(86.4)	1.1 %	(165,281)	(159,477)	(171.2)	(3.5) %
Net Income for the Period	**323,600**	**328,944**	**304,867**	**327.3**	**(5.8) %**	**621,255**	**633,811**	**680.5**	**2.0 %**
Non-Controlling interest	0	-	-	-	-	-	-	-	-
Net Income for the Period attributable to Equity Holder:	**323,600**	**328,944**	**304,867**	**327.3**	**(5.8) %**	**621,255**	**633,811**	**680.5**	**2.0 %**
Fair Value Adj. Securities FTVOCI	(9,484)	2,303	5,428	5.8	-	(3,044)	7,731	8.3	-
Failr Value Adj. Hedge Accounting	10,685	(9,884)	21,986	23.6	105.8 %	5,438	12,102	13.0	122.5 %
Income Tax & Other effects	(2,800)	769	(5,535)	(5.9)	97.7 %	(3,343)	(4,766)	(5.1)	42.6 %
Comprehensive Income	**322,001**	**322,132**	**326,746**	**350.8**	**1.5 %**	**620,306**	**648,878**	**696.7**	**4.6 %**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$931.38 per US$1.00 as of June 30, 2025. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

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Consolidated Balance Sheet
Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

ASSETS	Jun-24 MCh$	Dec-24 MCh$	Jun-25 MCh$	Jun-25 MUS$	% Change Jun-25/Jun-24
Cash and due from banks	2,847,093	2,699,076	2,649,773	2,845.0	(6.9) %
Transactions in the course of collection	370,120	372,456	510,159	547.7	37.8 %
Financial Assets for Trading at Fair Value through P&L	3,833,159	4,429,423	5,079,690	5,453.9	32.5 %
Derivative instruments	2,218,002	2,303,353	1,797,467	1,929.9	(19.0) %
Debt Securities	1,179,535	1,714,381	2,875,353	3,087.2	143.8 %
Other	435,622	411,689	406,870	436.8	(6.6) %
Financial Assets at Fair Value Through OCI	2,724,396	2,088,345	2,962,470	3,180.7	8.7 %
Debt Securities	2,724,396	2,088,345	2,962,470	3,180.7	8.7 %
Derivative Intruments for Hedge Accounting	72,643	73,959	51,213	55.0	(29.5) %
Financial Assets at Amortized Cost	41,068,561	39,787,216	39,334,257	42,232.2	(4.2) %
Receivables from repurchase agreements and security borrowings	73,815	87,291	80,755	86.7	9.4 %
Debt Securities	2,176,261	944,074	460,239	494.1	(78.9) %
Loans and advances to Banks	1,694,158	666,815	243,364	261.3	(85.6) %
Commercial loans	19,888,075	20,105,228	20,083,262	21,562.9	1.0 %
Residential mortgage loans	12,691,505	13,218,586	13,719,761	14,730.6	8.1 %
Consumer loans	5,330,887	5,551,306	5,571,466	5,981.9	4.5 %
Allowances for loan losses	(786,140)	(786,084)	(824,590)	(885.3)	4.9 %
Investments in other companies	75,907	76,769	80,478	86.4	6.0 %
Intangible assets	150,034	158,556	164,752	176.9	9.8 %
Property and Equipment	194,615	189,073	182,451	195.9	(6.3) %
Leased assets	99,542	96,879	88,751	95.3	(10.8) %
Current tax assets	88,062	159,869	6,111	6.6	(93.1) %
Deferred tax assets	528,895	556,829	563,831	605.4	6.6 %
Other assets	1,513,310	1,406,991	1,646,967	1,768.3	8.8 %
Total Assets	53,566,337	52,095,441	53,320,903	57,249.4	(0.5) %

LIABILITIES & EQUITY	Jun-24 MCh$	Dec-24 MCh$	Jun-25 MCh$	Jun-25 MUS$	% Change Jun-25/Jun-24
Liabilities					
Transactions in the course of payment	293,860	283,605	503,318	540.4	71.3 %
Financial Liabilities for Trading at Fair Value through P&L	2,365,941	2,445,796	1,990,760	2,137.4	(15.9) %
Derivative instruments	2,333,555	2,444,806	1,990,103	2,136.7	(14.7) %
Other	32,386	990	657	0.7	(98.0) %
Derivative Intruments for Hedge Accounting	134,900	141,040	196,329	210.8	45.5 %
Financial Liabilities at Amortized Cost	41,664,243	39,619,816	41,245,709	44,284.5	(1.0) %
Current accounts and other demand deposits	13,561,749	14,263,303	13,935,464	14,962.2	2.8 %
Saving accounts and time deposits	15,379,392	14,168,703	15,326,886	16,456.1	(0.3) %
Payables from repurchase agreements and security lending	214,417	109,794	128,765	138.3	(39.9) %
Borrowings from financial institutions	2,522,662	1,103,468	1,335,527	1,433.9	(47.1) %
Debt Issued	9,690,493	9,690,069	10,315,970	11,076.0	6.5 %
Other financial obligations	295,530	284,479	203,097	218.1	(31.3) %
Lease liabilities	92,649	91,429	83,772	89.9	(9.6) %
Instruments Issued for Regulatory Capital	1,053,635	1,068,879	1,083,451	1,163.3	2.8 %
Provisions	1,250,823	1,566,165	1,205,887	1,294.7	(3.6) %
Current tax liabilities	0	132	36,484	39.17	-
Deferred tax liabilities	106	166	1,390	1.5	1,211.3 %
Other liabilities	1,371,367	1,255,412	1,406,414	1,510.0	2.6 %
Total liabilities	48,227,524	46,472,440	47,753,514	51,271.8	(1.0) %
Equity of the Bank's owners					
Capital	2,420,538	2,420,538	2,420,538	2,598.9	0.0 %
Reserves	709,742	709,742	711,658	764.1	0.3 %
Other comprehensive income	23,293	3,777	18,844	20.2	(19.1) %
Retained earnings from previous periods	1,878,778	1,878,778	2,090,790	2,244.8	11.3 %
Income for the period	621,255	1,207,392	633,811	680.5	2.0 %
Provisions for minimum dividends	(314,793)	(597,228)	(308,253)	(331.0)	(2.1) %
Non-Controlling Interest	0	2	1	0	(100.0) %
Total equity	5,338,813	5,623,001	5,567,389	5,977.6	4.3 %
Total Liabilities & Equity	53,566,337	52,095,441	53,320,903	57,249.4	(0.5) %

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$931.38 per US$1.00 as of June 30, 2025. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

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Selected Statistical Information Chilean GAAP - In millions of Chilean pesos (MCh$) and US dollars (MUS$) Jun - 25 Year - to - Date Mar - 25 Jun - 24 2Q25 Quarter 1Q25 2Q24 Key Performance Ratios Earnings per Share (1) (2) 6.27 3.26 6.15 3.02 3.26 3.20 Net income per Share (Ch$) 1,254.86 651.26 1,230.00 603.59 651.26 640.68 Net income per ADS (Ch$) 1.35 0.68 1.31 0.65 0.68 0.68 Net income per ADS (US$) 55.11 53.41 52.85 55.11 53.41 52.85 Book value per Share (Ch$) 101,017 101,017 101,017 101,017 101,017 101,017 Shares outstanding (Millions) Profitability Ratios (3) (4) 4.83% 4.96% 4.87% 4.71% 4.96% 5.04% Net Interest Margin 5.14% 5.24% 5.23% 5.03% 5.24% 5.33% Net Financial Margin 1.35% 1.36% 1.18% 1.33% 1.36% 1.25% Fees & Comm. / Avg. Interest Earnings Assets 6.61% 6.73% 6.49% 6.50% 6.73% 6.68% Operating Revs. / Avg. Interest Earnings Assets 2.37% 2.47% 2.24% 2.27% 2.47% 2.41% Return on Average Total Assets 21.85% 23.25% 23.58% 20.52% 23.25% 24.61% Return on Average Equity 22.29% 21.41% 22.93% 23.33% 21.41% 25.71% Return on Average Capital and Reserves Capital Ratios 9.84% 9.51% 9.59% 9.84% 9.51% 9.59% Common Equity Tier 1 (CET1) / Total Assets 14.00% 13.64% 13.79% 14.00% 13.64% 13.79% Common Equity Tier 1 (CET1) / Risk Weighted Assets (RWA) 14.00% 13.64% 13.79% 14.00% 13.64% 13.79% Tier1 Capital / Risk Weighted Assets (RWA) 17.76% 17.40% 17.50% 17.76% 17.40% 17.50% Total Capital / Risk Weighted Assets (RWA) Credit Quality Ratios 1.47% 1.45% 1.49% 1.47% 1.45% 1.49% Total Past Due / Total Loans to Customers 142.73% 144.12% 138.86% 142.73% 144.12% 138.86% Allowance for Loan Losses / Total Past Due 251.99% 254.74% 262.54% 251.99% 254.74% 262.54% Total Allowance for Loan Losses / Total Past Due (5) 3.47% 3.44% 3.37% 3.47% 3.44% 3.37% Impaired Loans / Total Loans to Customers 60.29% 60.88% 61.60% 60.29% 60.88% 61.60% Loan Loss Allowances / Impaired Loans 2.09% 2.09% 2.07% 2.09% 2.09% 2.07% Loan Loss Allowances / Total Loans to Customers 0.95% 0.93% 1.10% 0.98% 0.93% 1.00% Expected Credit Losses / Avg. Loans to Customers (4) Operating and Productivity Ratios 36.45% 36.07% 35.88% 36.84% 36.07% 35.39% Operating Expenses / Operating Revenues 2.10% 2.11% 2.01% 2.09% 2.11% 2.03% Operating Expenses / Average Total Assets (3) (4) Balance Sheet Data (1) (3) 46,463,262 46,244,232 47,710,899 46,682,291 46,244,232 45,967,135 Avg. Interest Earnings Assets (million Ch$) 53,539,209 53,246,128 55,385,232 53,832,290 53,246,128 53,762,366 Avg. Assets (million Ch$) 5,801,054 5,660,012 5,269,515 5,942,096 5,660,012 5,259,892 Avg. Equity (million Ch$) 39,130,463 38,942,818 37,821,985 39,318,108 38,942,818 37,812,630 Avg. Loans to Customers (million Ch$) 28,044,133 27,547,041 30,784,038 28,541,225 27,547,041 29,266,950 Avg. Interest Bearing Liabilities (million Ch$) 38,842,897 38,663,732 38,312,310 38,842,897 38,663,732 38,312,310 Risk - Weighted Assets (Million Ch$) Additional Data 931.38 955.04 942.46 931.38 955.04 942.46 Exchange rate (Ch$/US$) - EOP 11,152 11,251 11,955 11,152 11,251 11,955 Employees (#) - EOP 224 224 240 224 224 240 Branches (#) - EOP Notes (1) Figures are expressed in nominal Chilean pesos. (2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period. (3) Ratios consider daily average balances. (4) Annualized data. (5) Including additional allowances. | 66 These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis . All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated . All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch $ 931 . 38 per US $ 1 . 00 as of June 30 , 2025 . Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period . Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis . In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6 K, simultaneously or previously to file this quarterly earnings report . Such documentation is equally available at Banco de Chile’s website both in Spanish and English .

Appendix

The review work carried out by the independent auditor, on the Financial Report of Management Comments, covered the figures derived from the consolidated interim financial statement ended June 30, 2025. In addition, and only for the purpose of reviewing the reasonableness of certain ratios or financial indicators, the auditor compared the comparative figures for the period of three and six months ended June 30, 2025 that are included in the consolidated interim financial statements ended June 30, 2025. The details of these items are presented below:

About Banco de Chile

1. Financial Snapshot on Banco de Chile
   a. Table N°1 "Banco de Chile Financial Summary". Page 7

Corporate Governance

1. Equity Composition and Ownership Structure
   a. Banco de Chile's capital is made up of 101,017,081,114 registered shares. Page 8

Management Discussion & Analysis

1. Income Statement Analysis
   a. Net Income Page 28
   b. Table N°2, "Operating Revenues Breakdown" Page 30
   c. Net Financial Income. Page 30
   d. Net Financial Margin (MFN). Page 31
   e. Net Fee Income. Page 32
   f. Other Operating Income. Page 33
   g. Table N°3, "Expected Credit Losses". Page 34
   h. Expected Credit Losses Ratio. Page 35
   i. Past-Due Loans. Page 35
   j. Table N°4, "Operational Expenses". Page 36
   k. Efficiency Ratio. Page 37
   l. Income Tax. Page 37
2. Business Segments Performance
   a. Quarterly Pre-Tax Income by Business Segment. Page 38
   b. Retail Banking Segment. Page 39
   c. Wholesale Banking Segment. Page 39
   d. Treasury Segment. Page 40
   e. Subsidiaries. Page 40
3. Balance Sheet Analysis
   a. Loan Portfolio. Page 41
   b. Securities Portfolio by Investment Purpose. Page 44
   c. Other Assets. Page 47
   d. Current Accounts & Demand Deposits. Page 47
   e. Time Deposits & Saving Accounts. Page 48
   f. Debt Issued. Page 49
   g. Other Liabilities. Page 50
   h. Equity. Page 51

Risk and Capital Management

1. Operational Risk
   a. Net Operational Losses by Type. Page 61
2. Capital Adequacy and Credit Ratings
   a. Capital Adequacy. Page 62
   b. Table N°5, “Consolidated Statement of Income”. Page 64
   c. Table N° 6, “Consolidated Balance Sheet”. Page 65
   d. Table N°7, “Selected Statistical Information”. Page 66

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